UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

           (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to ____________.

Commission File Number [                              ]

GENOIL INC.

(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

703 – 6 Avenue S.W., Suite 510
Calgary, Alberta, Canada T2P 0T9
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered

Common Stock, Fully Paid and Non Assessable	TSX Venture Exchange
Common Shares without Par Value	OTC Bulletin Board

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004: 178,880,056 shares of Common Stock.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

     Indicate by check mark which financial statement item the registrant has elected to follow. ☑ Item 17 ☐ Item 18

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     A. Directors and senior management.

     Not required as this is an annual report under the Exchange Act.

     B. Advisers.

     Not required as this is an annual report under the Exchange Act.

     C. Auditors.

     Not required as this is an annual report under the Exchange Act.

Item 2. Offer Statistics and Expected Timetable

     Not required as this is an annual report under the Exchange Act.

Item 3. Key Information

     A. Selected financial data.

     Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). These principles conform in all material respects with US GAAP except as disclosed in Note 18 to the Consolidated Financial Statements. The following summary financial data should be read together with the Consolidated Financial Statements and the respective notes thereto, and the other information contained in this document.

     The following selected consolidated financial data has been derived from our audited Consolidated Financial Statements.

     Our Consolidated Financial Statements and all other financial information in this Form 20-F are stated in Canadian Dollars.

Selected Consolidated Financial Information

(All amounts in Canadian dollars)

	Years ended December 31
		2003	2002
	2004	(restated)*	(restated)*	2001	2000
Revenue	139,930	9,637	30,100	1,124,343	—
Loss from continuing operations
Canadian GAAP	(9,097,560)	(5,711,256)	(3,055,577)	(2,125,228)	(770,469)
US GAAP	(9,135,654)	(6,321,628)	(3,196,807)	(2,508,363)	(794,200)

	Years ended December 31
		2003	2002
	2004	(restated)*	(restated)*	2001	2000
Income (loss) before income taxes
Canadian GAAP	(9,097,560)	(5,711,256)	(3,055,577)	(2,125,228)	(16,382,100)
US GAAP	(9,135,654)	(6,321,628)	(3,196,807)	(2,508,363)	(16,405,831)
Income (loss) for the period
Canadian GAAP	(9,097,560)	(5,711,256)	(3,055,577)	(2,125,228)	(16,421,492)
US GAAP	(9,135,654)	(6,321,628)	(3,196,807)	(2,508,363)	(16,445,223)
Loss per share from continuing operations:
Basic and diluted
Canadian GAAP	(0.05)	(0.04)	(0.03)	(0.02)	(0.01)
US GAAP	(0.05)	(0.04)	(0.03)	(0.03)	(0.01)
Income (loss) per share:
Basic
Canadian GAAP	(0.05)	(0.04)	(0.03)	(0.02)	(0.20)
US GAAP	(0.05)	(0.04)	(0.03)	(0.03)	(0.20)
Income (loss) per share:
Diluted
Canadian GAAP	(0.05)	(0.04)	(0.03)	(0.02)	(0.20)
US GAAP	(0.05)	(0.04)	(0.03)	(0.03)	(0.20)
Total assets
Canadian GAAP	12,702,995	8,613,384	10,239,807	7,457,618	5,246,759
US GAAP	12,702,995	8,613,384	10,239,807	7,457,618
Working Capital (Deficiency)
Canadian GAAP	(167,558)	(408,926)	351,350	(3,201,609)	(117,396)
US GAAP	(167,558)	(408,926)	351,350	(3,201,609)
Note payable **	3,024,991	2,768,741	2,647,133	2,440,425	—
Due to investors	—	225,117	—	—	—
Net assets
Canadian GAAP	5,024,210	5,038,954	6,758,878	4,161,074	5,005,420
US GAAP	2,363,339	5,038,954	6,758,878	4,161,074

	Years ended December 31
		2003	2002
	2004	(restated)*	(restated)*	2001	2000
Capital stock
Canadian GAAP	15,576,995	13,167,509	10,791,613	5,246,806	18,916,908
US GAAP	(48,228,062)	(45,818,576)	43,442,680	38,294,767
Retained earnings (deficit)
Canadian GAAP	(18,950,125)	(9,852,565)	(4,141,309)	(1,085,732)	(35,005,857)
US GAAP	(73,892,123)	(64,756,469)	(58,434,841)	(55,228,062)

* Effective January 1, 2004 Genoil retroactively adopted new Canadian accounting standards for stock based compensation. The standard requires that equity instruments awarded to directors, officers and employees be measured at fair value and recognized over the related period of service. Pursuant to the transitional rules, the expense recognized applies to stock options granted on or after January 1, 2002. The Corporation elected to apply the standard retroactively with restatement, resulting in an increase to contributed surplus and a corresponding decrease to retained earnings at January 1, 2004 of $78,425. The adoption of the new accounting policy for stock based compensation resulted in the Corporation recording an expense and an increase in the 2003 reported loss of $833,789 ($0.01 per share).

** In 2001, we borrowed $2.3 million from a third party to finance the acquisition of various patents and technology rights. The loan is secured by all of our assets and has quarterly interest payments at 9% per annum and was due in February 2003. On June 4, 2003, the note holder agreed to extend the due date to January 12, 2005 on the principal and interest due at March 31, 2003, aggregating $2,651,408. The debt was discharged with the proceeds of the exercise, by the creditor, of 10 million warrants.

     To date we have not attained commercial operations from our various patents and technology rights. At December 31, 2004, we had a working capital deficiency of $167,558 and a deficit of $18,950,125. Our future is dependent upon obtaining adequate additional financing to fund the development of commercial operations from our various patents and technology rights.

Number of Shares Issued

     The number of shares issued in the last five years are as follows: 19,844,647 in 2004; 17,087,359 in 2003; 38,493,465 in 2002; 12,114,217 in 2001; and 20,769,188 in 2000.

     As at December 31, 2004, we had 178,880,056 shares issued and outstanding, whereas at December 31, 2003, we had 159,035,409 shares issued and outstanding.

     Currency and Exchange Rates

     The average exchange rates for each of the past 5 fiscal years were calculated using the average of the exchange rates in effect on the last day of each month during the period indicated.

Year Ended December 31, 2000	1.5224
Year Ended December 31, 2001	1.5032
Year Ended December 31, 2002	1.5705
Year Ended December 31, 2003	1.3916
Year Ended December 31, 2004	1.2191

     On June 29, 2005, the exchange rate, based on the noon buying rate published by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars was U.S. $1.00 = $1.2263.

     The high and low exchange rate for each of the past six months were as follows:

MONTH	HIGH	LOW
December 2004	1.2413	1.1858
January 2005	1.2421	1.1987
February 2005	1.2566	1.2299
March 2005	1.2462	1.2019
April 2005	1.2569	1.2147
May 2005	1.2704	1.2372

     All dollar amounts set forth herein are in Canadian dollars, except where otherwise indicated.

     B. Capitalization and indebtedness.

     Not required as this is an annual report under the Exchange Act.

     C. Reasons for the offer and use of proceeds.

     Not required as this is an annual report under the Exchange Act.

     D. Risk factors.

     Going Concern

     To date we have not attained commercial operations from our various patents and technology rights. Our future is dependent upon our ability to obtain adequate additional financing to fund the development of commercial operations from our various patents and technology rights. The consolidated financial statements are prepared on the basis that we will continue to operate throughout the next fiscal period to December 31, 2005 as a going concern. A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.

     General Risk Factors

     An investment in our common shares should be considered highly speculative. In addition to other information in this Form 20-F, you should carefully consider the following factors when evaluating us and our business.

     Much of the information included in this Form 20-F includes or is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

     The section that follows addresses several of the risk factors related to our operations in more detail.

     We have a history of substantial losses and negative cash flows. We expect these losses and negative cash flows to continue and increase in the future. If we are unable to make a profit, we may not be able to continue to operate our business.

     We have not earned profits to date and we may not earn profits in the future. Profitability, if achieved, may not be sustained. The commercialization of our technologies requires financial resources and capital infusions and future revenues may not be sufficient to generate the funds required to continue our business development and marketing activities. If we do not obtain sufficient capital to fund our operations, we may be required to forego certain business opportunities or discontinue operations entirely. At December 31, 2004, we had cumulative, non-capital operating losses of $18.9 million which are available to reduce taxes in future years.

     We have incurred significant losses and expect to continue to incur significantly greater costs than revenue received. Consequently, we expect to incur losses in the near term. If we achieve profitability, we may not be able to sustain it. The business of initiating, developing and implementing inventive or innovative processes is inherently risky. Manpower and capital employed may not result in the development of a commercial or economic process. Once successfully developed, there is no certainty that the intended market will be receptive to our technology. In all areas of our business, we may compete against entities that may have greater technical and financial resources. We are completely dependent upon external sources of financing which may not be available on acceptable or economic terms.

     The intellectual property and technology developed by us may not work in the manner anticipated or the market may not be receptive to our technology.

     We develop technology for use in various industries. Part of the risk in this type of undertaking is that the technology may not perform as expected or its use may not be economical. The development of intellectual property is expensive and time consuming, and if the developed product is not marketable then no revenues will be realized from its development.

     The marketability of our technologies depends on the ability of those technologies to meet and adapt to the needs of industry customers. The markets for our technologies may not develop further and the current level of market acceptance of our products may decrease or may not be sustainable. In order to continue marketing our technology, we must adapt to rapid changes in technology and customer requirements. Our success will depend, in part, on our ability to enhance our existing technology, gain market acceptance, and continue to develop our products to meet increasingly demanding customer requirements.

     Our technology is still experimental so the demand for it is unknown. Our potential market may not develop as we anticipate and, accordingly, we may not be able to expand our business or operate it profitably.

     Our technology has not been proven in any commercial venture and as such any market for our technology will depend significantly on our own effects. As a result, future demand for our technology is unknown. We believe that many of our potential customers are not fully aware of the benefits of our technology. We must educate potential customers regarding these benefits and convince them of our ability to provide complete and reliable services. The market for our technology may never become viable or grow further. If the market for our technology does not grow or grows more slowly than we currently anticipate, our business, financial condition and operating results would be materially adversely affected.

     Key employees may terminate their employment.

     Skilled and educated professionals are a fundamental component of the development of intellectual property. If these key employees terminate their employment with us, the development of our intellectual property may be hindered or delayed, increasing the expenses associated with technology development. Our success is dependent on the services of members of our senior management team. The experience and talents of this team will be a significant factor in our continued success and growth. The loss of a senior management member could have a material adverse effect on our operations and business prospects. Given our financial situation, we may not be able to retain or replace our key personnel. We have no key man insurance and, as our senior officers are not being paid salary, we have no employment contracts with any key employees.

     We have issued common share purchase warrants and options, the conversion and/or exercise of which would have a dilutive effect.

     As of December 31, 2004, we have reserved 32,000,000 Common Shares for issuance upon the exercise of stock options. These Common Shares represent a potential equity dilution of approximately 18%, there being 178,880,056 Common Shares outstanding. Furthermore, we may enter into commitments in the future which would require the issuance of additional Common Shares, and we may grant additional stock options. We are authorized to issue an unlimited number of Common Shares. Issuance of additional shares would be subject to TSX Venture Exchange regulatory approval and compliance with applicable securities legislation.

     Third parties may claim that we infringe their proprietary rights.

     We potentially may be subjected to claims that we have infringed the intellectual property rights of others. As the number of products in the oil and gas industry increases, we may become increasingly subject to infringement claims, including patent and copyright infringement claims. In addition, previous employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information belonging to those employers. Any such claim, with or without merit, could be time consuming to defend, result in costly litigation, divert management’s attention from our core business, require us to stop selling or delay shipping, or cause the redesign of our product. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that we have with some of our customers.

     We may not be able to protect our proprietary information.

     We rely on a combination of copyright, patents and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary. Given our size and financial situation, we may not be ultimately effective in preventing misappropriation of our proprietary rights.

     Our intellectual property may become outdated or surpassed by industry improvements.

     We are a technology-based company and is involved in developing, improving, and marketing this technology to customers. There is a risk that new developments in our field of specialty will arise, making our technology products less marketable. To enhance our position in the technology industry, we must continue to develop and improve our current products and develop product extensions. There may not be a demand for the products or capital available to finance their development in the future.

     We operate in a competitive market.

     The business of providing technology-based solutions to industry is highly competitive. Some of our competitors may have greater financial and marketing resources, greater market share and name recognition than us, which would allow them to quickly develop market presence in the markets we serve or allow them to expand into new markets that we intend to serve. Given our size and financial position, we may not be able to effectively compete with these competitors.

     Potential expansion and opportunities may arise.

     We may continue to expand our operations or product lines through the acquisition of additional businesses, products or technologies. We may not be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies without substantial expenses, delays or other operational or financial challenges. Furthermore, acquisitions may involve a number of additional risks, including the diversion of management’s attention, failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on our business, results of operations and financial condition. In addition, acquired businesses, products or technologies, if any, may not achieve anticipated revenues and profitability. Acquisitions could also result in potentially dilutive issuances of equity securities. Our failure to manage our acquisition strategy could have a material adverse effect on our business, results of operations and financial condition.

     U.S. investors may have difficulty enforcing judgments against us or our management.

     We are incorporated in Canada. Substantially all of our assets are located outside the United States. As a result, U.S. investors may not be able to:

•	effect service of process upon us or these persons within the United States; or

•	enforce against us or these persons in United States courts, judgments obtained in United States courts, including judgments predicated on the civil liability provisions of the federal securities laws of the United States; or

•	initiate a derivative suit on our behalf.

     We are subject to exchange rate risk.

     We are a Canadian company and our operating expenses and capital expenditures are denominated in Canadian dollars. We will be subject to exchange rate risk where we enter into contracts not denominated in Canadian dollars, and accordingly, fluctuations in exchange rates could have a material effect on our results of operations.

Item 4. Our Information

     A. Our history and development.

     The Company

     We were created from an amalgamation on September 5, 1996 under the Canada Business Corporations Act of Genoil Inc. and Continental Fashion Group Inc., a public company whose shares traded on the Alberta Stock Exchange. At the time of the merger, Continental Fashion Group Inc. had no assets, no liabilities and did not carry on any business.

     The address of our head office is 510, 703 – 6 Avenue S.W., Calgary, Alberta, T2P 0Y4 and our phone number is (403) 750-3450.

     History

1996	-	We were created from an amalgamation between Genoil Inc. and Continental Fashion Group Inc. Continental Fashion Group Inc. shareholders received shares in the amalgamated company on a 10-for-1 basis while Genoil Inc. shareholders received shares in the amalgamated company on a 1-for-1 basis.

1997	-	We acquired interests in oil and gas properties located in the Province of Quebec;

	-	St. Genevieve Resources Ltd., our parent company, re-directed funds from our accounts, leaving us insolvent;

	-	Debt owed by Explogas Ltd. was converted for farm-in rights in Cuba offshore and onshore in a related party transaction by which we acquired shares of Explogas and a general release in respect of their dealings. Subsequent to the conversion of debt, we sold all of our shares in Explogas.

1998	-	We were re-capitalized by Beau Canada Exploration (“Beau”) and we became a subsidiary of Beau;

	-	Our board of directors and management were replaced and we changed our year end to December 31st;

	-	Royalty interests and producing properties in the Western Sedimentary Basin were purchased for $2,600,000. As this was a non-arm’s length transaction the purchase price was determined with reference to an independent engineering assessment.

	-	We listed on the Canadian Venture Exchange (CDNX).

1999	-	We acquired all outstanding common shares of CE3 Technologies Inc. This was an arm’s length transaction;

	-	Our subsidiaries were CE3 Technologies Inc. (“CE3”), Enviremedial Services Inc. (“Enviremedial”) (CE3 is sole shareholder of Enviremedial), and Genoil Merchant Banking Intragroup Restricted Limited (“GMBI”);

	-	We sold our Cuban interests.

2000	-	All of our Canadian royalty interest and producing properties were sold to Beau Canada for $1,700,000. As this was a non-arm’s length transaction the purchase price was determined with reference to an independent engineering assessment. The disposition was recorded at the exchange value based on a valuation reviewed by independent petroleum engineers;

	-	We also sold GMBI to Beau for $1,400,000 cash consideration. As we shifted our focus to technology development from oil and gas operations, this company, which held some residual international oil and gas exploration prospects and some accumulated tax losses, was no longer a core asset. This transaction, which was non-arms length, approximated fair value given a reasonable estimate of the value of the accumulated tax losses and the exploration prospects;

	-	Beau distributed its holdings in Genoil, a total of 61,600,000 Genoil common shares, to its shareholders and so was no longer our parent company;

	-	CE3 was placed into receivership as it had substantial cost overruns on the oilsands cleaning facility. The creditors took over the project, and we made a bid to the receiver for CE3’s technology. We were successful in our bid and the remaining operations of CE3 were wound up by the receiver;

	-	We changed our registered office from Toronto, Ontario to Calgary, Alberta.

2001	-	We acquired all of the intellectual property of CE3, as well as certain capital assets, including the pilot upgrader facility, for $2,000,000 cash consideration and the subordination of CE3’s approximate $20,000,000 of secured debt owing to us;

	-	David Lifschultz acquired 10,121,462 common shares. Mr. Lifschultz acquired 1,613,450 of these shares through a private placement, with the remaining amount acquired through market purchases at prices between $0.09 and $0.11 per share.

	-	Exclusive rights to the oil-water separation technology which we held were extended for 5 to 10 years.

2002	-	We purchased Hydrogen Solutions Inc. and were assigned the license existing for EHG Technology LLC (“EHG”) technology, which we paid by issuing 10.5 million common shares and agreeing to pay 32.5% royalty based on net operating income relating to hydrogen production. This was an arm’s length purchase. We acquired the exclusive rights to a process for generating hydrogen from water;

	-	We acquired patent rights for a three-phase oil water separator as well as an existing commercial unit in exchange for 700,000 of our common shares at a deemed price of $0.22 per share;

	-	We completed two non-brokered private placements through which we issued 6,566,614 common shares at a price of $0.18 per common share and 20,226,853 common shares at a price of $0.10 per share. As part of the latter placement, Mr. Lifschultz purchased 19,770,329 shares, bringing his shareholdings to 20.5% of our outstanding common shares. Mr. Lifschultz paid cash for these shares;

2003	-	We continued under the agreement with EHG for the purpose of conducting tests at a site in Romania of the hydrogen generating technology;

	-	Outstanding warrants, representing a total of 11,262,500 of our common shares, were extended for one additional year to February 12, 2004. These warrants have now expired;

	-	A number of shares-for-debt agreements were reached with several of our creditors. As of December 31, 2003, we had issued 5,186,060 common shares representing $732,325 of creditor liabilities for the year 2003. Approval was received from the TSX Venture Exchange to list all of the shares issued pursuant to such arrangements and all such shares were subject to a TSX Venture Exchange imposed four-month hold period;

	-	We completed two non-brokered private placements through which we issued 6,008,499 common shares at a price of $0.10 per share and 6,917,193 units at a price of $0.15 per unit (each unit comprised of one common share and three-tenths of a share purchase warrant, with each full warrant allowing its holder to purchase one common share at a price of $0.20 for a period of two years).

2004	-	We completed a non-brokered private placement through which we issued 10,642,820 units at a price of $0.14 per unit (each unit comprised of one common share and three-tenths of a share purchase warrant with each full warrant allowing its holder to purchase one common share at a price of $0.15 for a period of two years).

	-	We issued 1,674,999 shares in satisfaction of obligations to four creditors including two officers and one related party.

	-	We entered into a contract with Silver Eagle Refining – Woods Cross Inc. to install the first commercial Genoil Hydroconversion Upgrader.

	-	We raised $900,000 through two short-term loans from a director. As an incentive for providing the loan, the Corporation issued to the lender 300,000 common shares at a deemed price of $0.25 per share.

	-	We signed an agreement with OAO Lukoil for the testing of its heavy oil from the Yarega oil field in Russia’s Komi Republic.

	-	We signed a licensing agreement with Velox Corporation regarding “Maxis” technology.

	-	We signed a licensing agreement for our Claris technology with MNGK, a Russian oil services firm.

	-	We acquired a controlling interest in the Velox Corporation, the developer of the “Maxis” oil and water separation system.

	-	We completed a non-brokered private placement through which we received $5,638,220 and issued non-interest bearing convertible debentures with a conversion price of $0.44 per share. The participants in the private placement also received 3,203,534 warrants entitling them to purchase 3,203,534 common shares at a price of $0.85 per share any time prior to December 23, 2009. The debentures mature in December, 2014.

2005	-	We repaid debt in the amount of $3,033,942 with the proceeds of the exercise by the creditor of 10 million warrants.

-	We signed a letter of intent with Surge Global Energy, Inc. to jointly build a 10,000 barrel per day commercial upgrader based our technology.

-	We settled payables with insiders equal to $93,147 through the issuance of 358,259 Common Shares pursuant to a share debt agreement.

     B. Business overview.

     General Development of the Business

     Our principal business is the development of technologies relating to the oil and gas industry. Our present goal is to commercialize our technologies internationally.

     We own rights to several patented and proprietary technologies. A number of products that have been created from these technologies are under development. None of our technologies have been commercialized. A discussion of these products follows.

     No consideration has been given to consumer boycotts as a result of operations in Countries of Particular Concern as defined by the International Religious Freedom Act of 1998. We are a Canadian company and as such the International Religious Freedom Act of 1998 does not apply to our operations. We do not produce consumer products.

     Pilot Heavy Oil Upgrader

     We own heavy oil upgrader technology. Our upgrader uses a hydrogen addition process, as opposed to conventional carbon rejection. The considerable price differential between light and heavy oil creates a potential opportunity for the upgrader to be developed for both heavy oil and bitumen. The hydrogen addition process is a process whereby hydrogen is mixed with bitumen under specific pressures and temperatures to upgrade the bitumen from a low API to whatever desired value the client requires. Our pilot upgrader has progressed through the development stage.

     In 2002, we moved our pilot upgrader to a new location at Two Hills, Alberta. We moved the upgrader because we were restricted from testing third party crudes at the previous location in Kerrobert, Saskatchewan, which in turn prevented us from generating revenue from testing of third party crude. The site at Two Hills, Alberta is our own site and as such there is no restriction on third party testing. We established this site in order to test specific grades of crude oil used in the refining operations of companies interested in the technology. Testing was undertaken on behalf of Gulf Canada Resources Ltd. and Renaissance Energy Ltd. During tests of the upgrader in 2001, tarsand bitumen was upgraded from 6.8 API to 28 API gravity using our process. Liquid yields were greater than 100% with no petroleum coke production. The carbon rejection process involves limiting the heavy ends of the bitumen thereby leaving the producer with a light quality product. Reducing the heavy ends will generally vary from 18-26% of the bitumen, depending upon the composition of the bitumen. In the hydrogen addition process, since hydrogen is being added to the bitumen the end result will consequently be greater than 100% of bitumen due to the hydrogen that is being added. Our process may also be capable of yielding a key environmental benefit by lowering sulfur pollution during the refining process from 5% to 0.2%.

     We plan to use the pilot upgrader as part of a strategy to actively market our process and license our technology throughout the world’s oil refining industry. We have executed 12 marketing agreements granting marketing organization parties the right to sell the upgrader technology into international markets on a commission basis. The marketing organization parties are either individuals or organizations in Venezuela, Brazil, Cuba, Trinidad and Tobago, Mexico, Columbia, Chile, the US Virgin Islands, Romania, the Middle East, Great Britain, Spain, the United States, Canada, Korea and China. None of the marketing organization parties are affiliates and all agreements were the results of arm’s length negotiations. The marketing agreements are commission sales agreements, which in essence provide a finder’s fee to the sales agents in the event that a sale is completed by us. The agreements require no further expenditures by us. The material terms of the standard agreement include an obligation to pay commissions of between 7% and 10%, with possible revisions under certain circumstances, on any sales which were secured by the sales representative; an initial contract term of 180 days (which can be extended by us for additional 180 day periods), and terms to the effect that the sales representative does not operate as an exclusive sales representative.

     We have also executed an agreement with PetroChina. PetroChina has contracted to provide samples of their oil for testing using our pilot heavy oil upgrader. Testing commenced in accordance with the agreement in July 2003. Engineering personnel of both parties are involved in conducting the tests. There have been delays due to the excess salt in the crude oil provided by PetroChina. The salt has to be removed before processing. The quantity of salt was unexpected and requires specialized equipment to remove it. We are currently in negotiations with PetroChina to conduct further tests.

     We entered into a contract with Silver Eagle to install the first Genoil Hydroconversion Upgrader. Under the agreement, we will install our Hydroconversion Upgrader to process low-grade atmospheric and vacuum distillation bottoms and convert them to high value, lighter distillates and transportation fuels in exchange for a share in the incremental revenue that the upgrader will generate. We expect the contract will require us to spend in excess of US $10.0 million and are currently exploring our financing alternatives.

     We signed an agreement with OAO Lukoil for the testing of its heavy oil from the Yarega oil field in Russia’s Komi Republic. We successfully upgraded the oil at our pilot heavy oil upgrader.

     We entered into a letter of intent with Surge Global Energy, Inc. to jointly build a 10,000 barrel per day commercial upgrader in North America based upon our technology (“GHU”). The first step is to conduct a feasibility study regarding the installation of a GHU at Surge’s Swan Lake Heavy Oil development. The feasibility study will start with the analysis of the raw Swan Lake crude that will be upgraded in our pilot unit. These test results will establish the parameters for the construction of the upgrading unit and establish the optimal upgraded crude quality and the API to be derived from the GHU process.

     Oil/Water Separation

     We own oil/water separator technology rights. Our oil/water separator separates oil from water at the wellhead. An oil/water separator test unit is located at our upgrader facility for testing at Two Hills, Alberta, Canada. Other companies also have oil-water separators that operate near the wellhead, but often require additional sources of heat to function efficiently. Oil/water separators generally use gravity, heat or a combination of the two as well as filters. Some separators also use gravity and the movement of the fluid (“cyclonics”) to separate oil and water. Genoil’s separators are designed to use cyclonic action to separate oil and water more efficiently then strictly gravitational or heat based separators. Other cyclonic separators exist but management believes as a result of the design of Genoil’s separators they should perform better than existing separators currently being used.

     The separator unit is available at our Two Hills upgrader site for demonstrations to interested oil producers.

     Revenues from Product Sales

     The majority of our products continue to be at the development stage and therefore are not producing revenues at this time.

     The following table presents product revenues for the past three fiscal years ended December 31, 2004 by source:

	2004	2003	2002
Pilot Upgrader	139,930	5,560	30,100
Interest	—	4,077	—

Total Revenue	139,930	9,637	30,100

     In November 2004, Genoil earned testing revenues of $139,930 pursuant to an agreement with OAO Lukoil. The upgrading of 150 barrels of heavy oil from Lukoil began in November 2004 and continued into the first quarter of 2005.

     In 2002, a jet pump utilizing our technologies was field-tested by a steel mill. The $70,000 paid by the mill was offset against engineering and equipment costs as the funds were a reimbursement of rental costs on the pump used in the test.

     Operating Costs

     The following table presents our costs for each of the past three fiscal years ended December 31, 2004, by source:

		2003	2002
	2004	(restated)	(restated)
Pilot Upgrader	880,979	1,092,774	712,393
Administration	2,522,906	1,568,332	1,304,294
Stock Based Compensation	1,858,163	1,055,436	108,574
Warrant Issued	770,129	560,000	—
Dispute Settlement	—	350,000	—
Interest	345,500	225,491	206,708
Write Down of Technology Rights*	2,116,912	—	—
Depreciation and Amortization	742,901	868,860	753,708

Total Expenses	9,237,490	5,720,893	3,085,677

* In 2004, we recorded a $2,116,912 write-down of our technology rights. In the third quarter, we set aside our pursuit of the production of hydrogen from water resulting in a write-down of $1,972,912. In the fourth quarter, we wrote off $144,000 relating to certain other technology rights.

     We do not intend to commit to any expenditures of any other nature, beyond expenditures necessary for the development and maintenance of our technologies, in the near future.

     We anticipate that in the near future the oil-water separator will be our primary source of revenue with the upgrader being the largest potential contributor in the medium to long-term. Through Velox Corporation, we are developing ballast clearer technology.

     Geographic Markets

     100% of our revenues in fiscal years 2004, 2003, 2002 and 2001 were from Canada.

     Intellectual Property Rights

     We have 16 patent applications under review in Canada, the United States, Mexico, Venezuela, Brazil, Peru and Europe and have been granted 4 US patents (Patent nos. 6,074,549; 6,527,960; 6,588,601 and 6,125,865). In addition, Russian patent, Patent no. 2,339,938, has been licensed to us. We either own or license the rights to all intellectual properties used in our products.

     We have copyright and patent rights, which are necessary and contribute significantly to the preservation of our competitive position in the market. It is possible that our patents and other intellectual property will be challenged, invalidated or circumvented by third parties in the future. In the future, we may not be able to obtain necessary licenses on commercially reasonable terms. We enter into nondisclosure agreements with our suppliers, contractors and employees, as appropriate, so as to limit access to and disclosure of our proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies, which may adversely affect us.

     Sales, Marketing and Distribution

     We are presently involved in pursuing sales of our oil/water separator units. It is our intention to apply any monies earned from sales of oil/water separator units to provide cash flow for our ongoing operations. We are pursuing sales of oil/water separators through the Internet and various engineering firms that deal with oil and gas companies throughout the world. We have entered into 12 contracts in 18 countries to further pursue these sales.

     We are also pursuing testing of a variety of crudes, tar sands and catalysts at our upgrader pilot facility on a fee-for-service basis.

     We intend to market our products and license our technology throughout the refining industry. We have currently signed an agreement with an American company for the use of our upgrader technology. However, we have not restricted our efforts to North America. We are presently engaged in discussions with refining operations in Europe, Latin America, Asia, Africa and the Middle East.

     Competition

     We are aware that several other companies may be presently pursuing the development of technologies in the oil and gas industry. We acknowledge that it is possible that some of these technologies may be similar in nature to our products and technologies. Such companies, should they be involved in selling or developing the same technology as us, may be potential competitors to us.

     Government Regulations

     To management’s knowledge, there are several government regulations with which we must comply. Failure to comply with these regulations could adversely affect our business. Certain government regulations require the imposition of standards that are normally a part of industry knowledge, and as such, would be understood and acted upon by us in the normal course of doing business.

     We, as a producer of technology and intellectual property, are not subject to environmental regulations. We specialize in mechanical processes and as such our operations do not fall within the scope of environmental protection legislation.

     We are subject to securities regulation in the Canadian jurisdictions in which we are an issuer. As an issuer with securities traded on the TSX Venture Exchange, transactions involving our securities are subject to TSX Venture Exchange approval. We must maintain a level of public disclosure and must maintain minimum listing requirements based on our financial performance, resources and stage of development.

     Plan of Operation

     No material changes are expected in our plan of operations. We intend to continue to focus on marketing and developing our products in the immediate future.

     To fund our near term working capital requirements, we completed a private placement on December 31, 2004. We received $5,638,220 and issued non-interest bearing convertible debentures and warrants. Earlier in 2004, the Corporation raised $900,000 through two short-term loans from a director As compensation for the loan, the Corporation issued to the lender 300,000 common shares at a deemed price of $0.25 per share.

     We do not presently plan to conduct any major research and development. However, we continue to refine and commercialize our present complement of technologies. Recently, we have improved the pitch conversion rate of our upgrader to 93.86% on oil of low reactivity through revision of the process and we intend to file a new patent protecting the intellectual property of our upgrading advances.

     There are no confirmed purchases or sales of plant and equipment.

     C. Organizational structure.

     We have contracted with consultants in the cities of Toronto, Ontario and New York, New York to provide investor relations services and to generally act as representatives of on our behalf in their respective cities and countries. We intend to rely upon the services of these consultants and to remunerate them by means of sales commissions and incentive stock options. We have also engaged agents in Russia, Cuba and Venezuela.

     We have three subsidiaries: Velox Corporation; Hydrogen Solutions Inc.; and Crystal Clear Solutions Inc. We own 100% of both Hydrogen Solutions Inc. and Crystal Clear Solutions Inc. and hold a 50.1% interest in Velox Corporation. None of the companies have any material assets or operations.

     D. Property, plant and equipment.

     Human Resources and Facilities

     We presently operate out of four locations, an office in Edmonton, Alberta, an office in Calgary, Alberta, an office in New York, New York and a research and development site located at Two Hills, Alberta.

     We have four employees based at our office in Edmonton, Alberta and hire other outside consultants as required. We lease 8,300 square feet for this office and sublease 4,400 to another company. We pay $3,333.33 per month for rental of this space.

     We lease a hydrogen production unit from a third party. The unit supplies hydrogen to the upgrader. We are obligated to pay $30,000 per month under the lease.

     We have three employees and one consultant based at our office in Calgary, Alberta. During 2004, we leased 2,318 square feet and paid $4,542 per month in rent. In April 2005, we moved to a new office in Calgary where we pay $2,800 per month in rent. We use our Calgary office for corporate administration.

     We have six employees based at our facilities located in Two Hills. We use our Two Hills facilities for research and development and client demonstrations.

     There are no present plans to construct, expand, or improve the above mentioned facilities. However, the Corporation has agreed to build and install a hydroconversion upgrader in a U.S. refinery in exchange for a share in the incremental revenues the upgrader will generate. Total design, construction and implementation costs are estimated to be in excess of U.S. $10 million.

     The facilities operated by us are not subject to environmental protection legislation and no environmental issues exist that would potentially affect our utilization of our assets.

Item 5. Operating and Financial Review and Prospects

     Forward-Looking Statements

     Statements in this report, or any document filed by us with the different governing authorities, by or on behalf of us, to the extent not directly and exclusively based on historical events, constitute “forward-looking statements”. These statements represent our intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.

     Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented revenues, costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to us include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements.

     We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     A. Operating results

     Our financial statements are prepared in accordance with Canadian GAAP, which conform in all material respects with US generally accepted accounting principles, except as disclosed in Note 18 to the Consolidated Financial Statements, and are presented in Canadian dollars unless otherwise indicated.

     Effective January 1, 2004 Genoil retroactively adopted new Canadian accounting standards for stock based compensation. The standard requires that equity instruments awarded to directors, officers and employees be measured at fair value and recognized over the related period of service.

     Pursuant to the transitional rules, the expense recognized applies to stock options granted on or after January 1, 2002. The Corporation elected to apply the standard retroactively with restatement, resulting in an increase to contributed surplus and a corresponding decrease to retained earnings at January 1, 2004 of $78,425. The adoption of the new accounting policy for stock based compensation resulted in the Corporation recording an expense and an increase in the 2003 reported loss of $833,789 ($0.01 per share).

     The following discussion and analysis provides a review of activities, results of operations, cash flows and financial condition of us for the fiscal year ended December 31, 2004 (“FY2004”) in comparison with those for the fiscal year ended December 31, 2003 (“FY2003”). This discussion should be read in conjunction with the Consolidated Financial Statements.

     We are actively involved in the development and commercial applications of our proprietary technologies.

     To December 31, 2004, we have incurred $19 million of operating losses and have a $167,558 working capital deficiency. Our future is dependent upon our ability to attain commercial operations of our patents and technology rights and our ability to raise sufficient funds through equity issues and other means to fund our ongoing liabilities and to fund planned capital expenditures.

     On December 23, 2004, we received $5,638,220 and issued non-interest bearing convertible debentures. The debentures mature in December 2014 and are convertible at any time prior to December 23, 2014 into common shares at $0.44 per share. We can require conversion of the debentures if the common share trading price exceeds $1.55 per share during the term. The debenture holders were issued 3,203,534 warrants entitling them to purchase 3,203,534 common shares at a price of $0.85 per share at any time prior to December 23, 2009.

     On December 20, 2004, we entered into an agreement to eliminate approximately $3 million of debt held by a secured creditor. The agreement provided that the creditor exercise the 10 million warrants it held in the Corporation and the Corporation to pay out the secured creditor with the proceeds from the exercise of these warrants. The transaction was completed on February 3, 2005.

     Upgrader operations were curtailed in 2002 because of restrictions on testing third party crude oil at the Kerrobert, Saskatchewan location. This prevented us from generating revenue from the testing of third party crude oil in 2002. During 2003 we were able to locate a satisfactory site at Two Hills, Alberta. This site is within 120 kilometres of Edmonton, Alberta. This site has power and gas readily available. Recovery of the upgrader and related patents and technology rights costs remain uncertain. Recovery of these costs depends on the sale of commercial applications of the upgrader patents and technology rights and ultimately attaining profitable operations.

     In June, 2004, we entered an agreement with Silver Eagle to install our first commercial Hydroconversion Upgrader. Under the terms of the agreement, the Corporation will install the Hydroconversion Upgrader in the Silver Eagle refinery, near Salt Lake City, Utah. The Hydroconversion Upgrader will process low-grade atmospheric and vacuum distillation bottoms and convert them into higher value, lighter distillates and transportation fuels. We will share, with Silver Eagle, in the incremental revenues derived by the Hydroconversion Upgrader. We expect this agreement will result in us spending over US$10.0 million, for which we are currently investigating methods of financing.

     In November, 2004, we signed an agreement with OAO Lukoil for the testing of its heavy oil from the Yarega oil field in Russia’s Komi Republic. We successfully upgraded Lukoil’s oil at our pilot heavy oil upgrader.

Results of Operations – Year Ended December 31, 2004

     Expenses

     Administration expenses of $2,522,906 were incurred for the year ended December 31, 2004 and upgrader expenses were $880,979. During the same period in 2003 administration expenses of $1,568,332 were incurred as were upgrader expenses of $1,092,774.

     Aggregate administrative expenses of $2,522,906 were incurred as follows: $233,596 went to office expense including rent, telephones, utilities, travel etc.; $299,061 went to legal costs related to private placements, patent protection and various contracts; and $101,772 was incurred for accounting and other professional fees. Shareholder service costs for exchanges and registrations fees were $143,805. Total salaries of $877,884 were paid to our full-time staff. Executive compensation amounted to $375,000 and $56,520 was incurred in directors’ fees. Business development costs were $381,824 with insurance costing $54,214.

     The upgrader costs were incurred primarily to improve the upgrader and for testing.

     In 2004, we expensed $1,858,163 of stock-based compensation; this compares to $1,055,436 in 2003 and $108,574 in 2002. These expenses relate to the recognition of the fair value of options issued to directors, officers and employees as a result of our change in accounting policy for stock based payments.

     In prior years, a note payable loan was refinanced. To facilitate the refinancing, the lender was granted the right to acquire 10,000,000 shares. The fair value of the right was recognized as a financing cost in 2004 and 2003.

     We recorded a $2,116,912 write-down of our technology rights in 2004. In the third quarter, we set aside our pursuit of the production of hydrogen from water resulting in a write-down of $1,972,912. In the fourth quarter, we wrote off $144,000 relating to certain other technology rights.

     Losses for the year ended December 31, 2004 were $9,097,560 compared with restated losses of $5,711,256 for the year ended December 31, 2003. During 2004, we realized $139,930 in revenues compared with recognizing $9,637 during 2003. Expenses in 2004 were $9,237,490, compared with expenses of $5,720,893 in 2003. The loss in 2004 increased by $3,386,304 to $9,097,560.

     Acquisitions

     In November 2004, we acquired a controlling interest in Velox Corporation, the developer of the “Maxis” oil and water separation system for $241,700 by issuing 1,650,000 shares. We had already entered into a worldwide licensing agreement to market and manufacture “Maxis”. No independent appraisals were performed when our interest was acquired.

     B. Liquidity and Capital Resources

     To date we have not attained commercial operations from our various patents and technology rights. Our future depends upon our ability to complete field tests of the upgrader, to complete field tests of our three phase oil-water separator and to raise sufficient capital to fund operating and capital expenditures and ultimately attain profitable operations. A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.

     In early February 2005, $3,033,942 of debt was discharged pursuant to an agreement made with the creditor whereby the creditor exercised 10 million warrants in Genoil and was paid out with the proceeds.

     On December 31, 2004, the Corporation received $5,638,220 and issued non-interest bearing convertible debentures and warrants.

     In 2004, the Corporation raised $900,000 through two short-term loans from a director As compensation for the loan, the Corporation will issue to the lender 300,000 common shares at a deemed price of $0.25 per share.

     On April 5, 2004, we announced a private placement of 10,642,820 share units at a price of $0.14 per unit. Officers and directors participated in the private placement. Each unit consists of one common share and three-tenths of one non-transferable warrant. Each full warrant entitles the holder to purchase one additional common share at the exercise price of $0.15 for a period of two years.

     During the year ended December 31, 2004, our operations used $1,832,248 of cash. It is expected that our operations will continue to use cash in the near term. We propose to fund our future capital expenditures and our working capital deficiency and future debt repayment through capital stock offerings, by generating revenue through the sale of technologies or royalties and by other financing alternatives that may be available to us. We have not yet been successful in commercializing our products.

     We do not presently plan to conduct any major research and development, but will continue to refine and fine tune our present complement of technologies.

     C. Research and development, patents and licenses, etc.

	Year ended December 31
Category – Capital Expenditures	2004	2003	2002	2001
Pilot Heavy Oil Upgrader – Patent	199,044	25,000	13,800	1,718,692
Oil/Water Separation – Patent	—	—	154,000	100,000
Jet Pump – Patent	—	—	—	100,000
Tank De-Sander – Patent	—	—	—	100,000
Hydrogen Technology Rights	—	—	2,205,000	—
Catalyst Development license	819,477	15,000	—	—
Hydro Conversion Upgrader	—	—	—	—

	1,018,521	40,000	2,372,800	2,018,692

Prior to the beginning of 2002, we were accounted for as being in the pre-production phase of operations and all expenditures relating to our technologies were capitalized. Beginning in 2002, only renewals and betterments to the technologies are capitalized.

     D. Trend information.

     Canada ratified the Kyoto Accord in December 2002, which undertakes to reduce greenhouse gas emissions to six per cent below 1990 levels by 2012. In this regard, the Canadian government has committed $1.7 billion over five years to support partnership, innovation and targeted measures to promote energy efficiency, renewable energy and alternative energy sources. This commitment will promote the pursuit of cleaner fossil fuels and will support technologies that allow for greater energy efficiency and environmentally benign production. The current business environment in which the Corporation operates and to which our technologies apply is extremely favourable and once the technologies are proven on a large-scale basis, the ability to raise capital at progressive prices will increase.

     To date we have not attained commercial operations from our various technology rights and have not generated a profit. Our future depends upon our ability to complete field tests of the upgrader and complete field tests of our three phase oil-water separator.

E. Off-Balance Sheet Arrangements.

     We have no off-balance sheet arrangements.

     F. Tabular Disclosure of Contractual Obligations.

	Payments due by period
					more
		less than	1-3	3-5	than 5
	Total	1 year	years	years	years
Contractual Obligations
Operating Lease Obligations	163,578	88,255	75,323	—	—
Convertible Promissory Notes	5,638,220	—	—	—	5,638,220

Total	5,801,798	88,255	75,323	—	5,638220

     G. Safe Harbour.

     Not applicable.

Item 6. Directors, Senior Management and Employees

     A. Directors and senior management.

     The following are the directors and officers, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

Number of
Securities
Owned or
Controlled by
Directors and
Corresponding
Percentage of
Name and Office Held	Principal Occupation For Past Five Years	Date of Birth	Director Since	Total Securities

Robert B. Fields Director	Chairman of AceForex Inc.	August 14, 1937	June 3, 2005	Nil
Adam Hedayat Director	President of Hampco Enterprises Ltd.	February 26, 1950	March 25, 2005	276,001
Brian Korney Director and Chief Financial Officer	Chief Financial Officer of Genoil Inc.	December 2, 1950	April 15, 2005	Nil

Number of
Securities
Owned or
Controlled by
Directors and
Corresponding
Percentage of
Name and Office Held	Principal Occupation For Past Five Years	Date of Birth	Director Since	Total Securities

David K. Lifschultz* Chief Executive Officer,	2003 to present: Chief Executive Officer of Genoil Inc.	November 23, 1945	February 25, 2002	33,769,414 18.88%
Chairman and Director Larchmont, New York	2001 to present: Chairman of the board of directors of Genoil Inc.

1987 to present: President and Chief Executive Officer of Lifschultz Terminal and Leasing, Inc. (Joint Venture Investment Company)

1991 to 2000: Chairman and Chief Executive Officer of Lifschultz Industries, Inc. (Manufacturer of scientific and industrial temperature measurement systems)

Lawrence Lifschultz* Director Stoney Creek, Connecticut	April 2005 to present: Fellow of Yale Center of International & Area Studies, Yale University	August 10, 1949	January 13, 2003	4,105,672 2.3%
1975 to present: South Asia Correspondent for the Far Eastern Economic Review (Hong Kong)

Hannu Salokangas Process Control Senior Engineer Edmonton, Alberta	2001 to present: Process Control Senior Engineer and Project Manager of Genoil Inc.	August 1, 1956	N/A	<1%
1999 to 2000: Senior Process Control Manager and Project Manager of CE3 Technologies Inc. (Heavy Oil Technology Firm)

1998: Division Manager of Instrumentation and Analysis of Neste Engineering OY (Finland) (Engineering Company)

Doug Monaghan Vice President, Engineering	2001-2004: President of Hoodoo Hydrocarbons Ltd.	July 31, 1966	N/A	<1%

Number of
Securities
Owned or
Controlled by
Directors and
Corresponding
Percentage of
Name and Office Held	Principal Occupation For Past Five Years	Date of Birth	Director Since	Total Securities

Donald M. Boykiw Corporate Secretary Calgary, Alberta	1998 to present: Corporate Secretary of Genoil Inc.	May 9, 1963	N/A	Nil
April 2005 to present: Partner with Osler, Hoskin & Harcourt LLP (Law Firm)

1998 to 2005: Partner with Bennett Jones LLP (Law Firm)

*David K. Lifschultz and Lawrence Lifschultz are brothers.

     B. Compensation.

     Salary

     During 2004, David K. Lifschultz, the Chief Executive Officer of Genoil, had an annual salary of $187,500, which is to be discharged through the issuance of common shares.

     As part of the terms of the termination of his employment the former President of Genoil, Thomas F. Bugg is to continue to remain a consultant of Genoil and receive a salary of $187,500, which is to be discharged through the issuance of common shares. Thomas F. Bugg resigned in November 2004.

     The following chart outlines information on share options granted to directors and senior officers in 2004.

Share Options Granted to Directors and Officers
for the Fiscal Year of
January 1, 2004 to December 31, 2004

	Common Share
	Options	Exercise	Expiry
Name	Granted	Price	Date

David K. Lifschultz — Chief Executive Officer, Chairman and Director	2,700,000	$0.16	Jan 6/09
Thomas F. Bugg — Former President, Chief Operating Officer, and Director	2,700,000	$0.16	Jan 6/09
Lawrence Lifschultz — Director	200,000	$0.16	Jan 6/09
John O’Donnell — Former Director	400,000	$0.16	Jan 6/09
Harley Mintz — Former Director	200,000	$0.16	Jan 6/09
Doug Monaghan — Vice-President, Engineering	1,500,000	$0.14	Apr 26/09
Brian Korney — Chief Financial Officer	300,000	$0.29	100,000 — May 17/05 100,000 — Nov 17/05 100,000 — May 17/06

     C. Board practices.

     Directors are elected annually to the Board at our Annual General Meeting. No Director has a service contract with us.

     Duties and Obligations of the Board of Directors

     The general duty of our Board of Directors is to oversee the management of our business and affairs. In particular, the Board of Directors is responsible for the following matters:

     (a) adopting a strategic planning process which establishes our long-term goals and strategies, and monitoring the success of our management in achieving those goals and implementing the strategy;

     (b) identifying the principal risks with respect to all aspects of our business, ensuring that there are systems in place to effectively monitor and manage such risks with a view to our long-term viability, and achieving a proper balance between the risks incurred and the potential return to our members;

     (c) engaging in succession planning, including appointing, training and monitoring senior management (which includes ensuring that objectives are in place against which management’s performance can be measured), establishing and maintaining programs to train and develop management, providing for the orderly succession of management, and assessing the performance and contribution of our Chief Executive Officer against mutually established objectives;

     (d) ensuring that we have a policy in place to enable us to communicate effectively with our shareholders, other stakeholders and the general public, effectively interpreting our operations to shareholders, accommodating feedback from shareholders, and ensuring that there are effective controls and information systems in place for the Board of Directors to discharge its responsibilities, such as an audit system which can inform the Board of Directors about the integrity of the data and the compliance of the financial information with appropriate accounting principles.

     Composition of the Board of Directors

     The Board of Directors is currently composed of five persons: Robert Fields, Adam Hedayat, Brian Korney, David Lifschultz and Lawrence Lifschultz. Robert Fields, Adam Hedayat and Lawrence Lifschultz are considered by the Board to be unrelated directors. The Toronto Stock Exchange Guidelines describe an “unrelated director” as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to our best interests, other than interests and relationships arising from shareholdings. In determining whether a director is an unrelated director, the Board considers, for example, whether the director has a relationship that could, or could be perceived to, interfere with the director’s ability to objectively assess the performance of management. On this basis, Brian Korney, by reason of his office of Chief Financial Officer, and David Lifschultz, by reason by his shareholdings (18.88%) and his office as Chairman and Chief Executive Officer, are considered related directors.

     Committees of the Board of Directors

     There are currently two committees of the Board of Directors. The Audit Committee is comprised of three directors, one of whom is also an officer. The Compensation Committee is comprised of two directors. The mandate and activities of each committee are as follows:

     Audit Committee: The Audit Committee currently consists of Robert Fields, Adam Hedayat and Brian Korney The responsibilities of the Audit Committee include:

     (a) assisting the directors with meeting their responsibilities with respect to financial reporting;

     (b) reviewing and reporting to the Board of Directors on all audited financial statements we prepare and enhancing the credibility and objectivity of all financial reports;

     (c) reviewing with management and with the external auditor any proposed changes in major accounting policies, in the presentation and impact of significant risks and uncertainties, and in key estimates and judgments of management that may be material to financial reporting;

     (d) questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

     (e) reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management; and

     (f) reviewing the post-audit or management letters containing the recommendations of the external auditor and management’s response, and following up any identified weaknesses.

     Compensation Committee: The Compensation Committee currently consists of Robert Fields and Adam Hedayat. The responsibilities of the Compensation Committee are to review the adequacy and form of compensation of directors, senior management, and to supervise the administration of the employees’ stock option plan.

     Decisions Requiring the Prior Approval of the Board of Directors

     Each committee of the Board of Directors makes recommendations to the Board on an ongoing basis. Generally, recommendations from a committee of the Board of Directors require the approval of the full Board before they are implemented.

     D. Employees.

     At December 31, 2004, there were a total of 12 employees working for us. We have no labor unions and no temporary staff.

     E. Share ownership.

     There were 178,880,056 common shares issued and outstanding as of December 31, 2004. Information as to share and option information for directors, officers and key employees are discussed above in “Item 6. A Directors and Senior Management” and in “Item 6. B Compensation.”

     We have established a stock option plan with the objective of advancing our interests by encouraging and enabling the acquisition of a share interests by our directors, officers, employees and consultants, in accordance with the policies and rules of the applicable regulatory authorities.

Item 7. Major Shareholders and Related Party Transactions

     A. Major shareholders.

     The following table sets forth information as of December 31, 2004, with respect to each person known to us to own more than 5% of our common shares. As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2004, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 178,880,056 common shares issued and outstanding.

			Percentage of Share
	Identity of Person or	Number of Shares	Stock Beneficially
Class of Share	Group	Beneficially Owned	Owned
Common	David Lifschultz	33,769,414*	18.88%

* Includes the 2,028,219 common shares that Mr. David Lifschultz controls as a trustee and through a company which he owns.

     David Lifschultz has acquired his shareholdings during the past three years through companies under his control and personally by way of a series of purchases on the open market and private placement subscriptions made for the purpose of providing financial assistance to us so as to ensure we continue to meet our financial obligations.

     To the best of our knowledge, we are not directly owned or controlled by another corporation, by any foreign government or by any natural or legal person.

     B. Related party transactions.

     The following is a description of the related party transactions that have occurred during the preceding three financial years.

     During 2004 the Corporation accrued salaries of $375,000, pursuant to employment contracts and a board of directors resolution, payable to directors and senior officers or former senior officers, David K. Lifschultz and Thomas F. Bugg, each in the amount of $187,500, to compensate them for 2004 employment services. An aggregate of $93,750 of this amount remains to be settled and will be paid in 2005 by the issuance of common shares of the Corporation.

     In 2004, the Corporation raised $900,000 through two short-term loans from David K. Lifschultz, a director and officer of the Corporation. Each loan was to have a maximum term of no greater than six months. As an inducement to granting such loans, the Corporation issued to the lender 300,000 common shares at a deemed price of $0.25 per share.

     In 2004, the Corporation acquired certain technology assets and services from third parties; the purchase was financed by Messrs. Bugg and Lifschultz. This liability was settled by the issuance of 1,940,000 common shares at a deemed price of $0.10 per common share.

     David K. Lifschultz, an officer and director of the Corporation and an entity associated with him subscribed for $306,425 of the convertible debentures issued effective December 23, 2004 and were assigned 174,106 share purchase warrants.

     During the fiscal years ended December 31, 2003 and 2002, Geopetrol Resources Ltd., a company controlled by officer and director Thomas F. Bugg, who resigned in November 2004, provided technical and administrative services to us. No fees were charged for these services.

     In May 2003, we issued 640,800 common shares ranging from $0.10 to $0.13 per share to pay $78,456 of accounts payable. Of the shares issued, 192,307 were issued to Lourenco Technology Corp., a company controlled by Jose Lourenco, a former officer of us, and 74,208 were issued to Lifschultz Terminal Leasing, a company controlled by director David Lifschultz.

     In March 2003, we issued 1,553,790 common shares ranging from $0.10 to $0.18 per share to pay $281,460 of accounts payable. Of the shares issued, 313,860; 303,765; and 74,208 were issued to an employee, Paul Costinel; to Lourenco Technology Corp., a company controlled by Jose Lourenco, a former officer; and to Lifschultz Terminal Leasing, a company controlled by David Lifschultz, a director, respectively.

     In 2002 Geopetrol Resources Ltd, Environmental Technologies Inc, Geopetrol International Ltd and Western Tire Shredders Inc. advanced us $4,802 (2001 - $28,459; 2000 - $51,930). Thomas Bugg controls all three companies.

     There are no other related party transactions in the last three years, other than those described above.

     Transactions with Affiliates, Directors or Officers

     Our policy for transactions with affiliates is that they must be on terms no less favourable to us than could be obtained from unaffiliated third parties.

     In the case of transactions involving a director, any of our directors who, in any way, whether directly or indirectly, has an interest in a proposed contract or transaction with us, must disclose the nature and extent of his interest to our Board and abstain from voting on the approval of the proposed contract or transaction. If he or she fails to do so, he or she must account to us for any profit made as a consequence of entering into the contract or transaction, unless the contract was fair and reasonable to us at the time it was entered into, and after full disclosure of the nature and extent of his or her interest, it is approved by our shareholders by way of a resolution passed by a majority of not less than two-thirds of the votes cast at a duly convened shareholders’ meeting. In addition, any of our directors and officers who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his or her duties or interests as a director or officer, must disclose that fact and the nature and extent of the conflict. In the case of a director, the disclosure must be made at a Board meeting.

     In the case of transactions involving an officer, the disclosure must be made in writing to our Chairman at a Board meeting.

     C. Interests of experts and counsel.

     Not required, as this is an annual report under the Exchange Act.

Item 8. Financial Information

     A. Consolidated statements and other financial information.

     Please see “Item 17 Financial Statements” for a list of the financial statements filed as part of this registration statement.

     In the fiscal year 2003, we did not receive revenue from exports.

     We have neither declared nor paid dividends on any of our outstanding common shares, and do not intend to do so in the foreseeable future. We intend to retain any future earnings to finance the expansion of our business. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon our earnings, capital requirements and financial position, as well as any other factors deemed relevant by the Board of Directors.

     B. Significant changes.

     On February 3, 2005, the holder of the note payable in the amount of $2,300,000 exercised 10 million rights to purchase 10 million common shares of the Corporation. The proceeds were used to pay the note payable plus accrued interest.

     On February 9, 2005, the Corporation issued 358,259 common shares at a deemed price of $0.26 per share to eliminate $93,147 of debt to a former officer and a Corporation controlled by that former officer.

     In March 2005, the Corporation repaid related party advances of $1,296,066.

Item 9. The Offer and Listing

     A. Offer and listing details.

     The following is a summary of the trading history (in Canadian dollars) of our common shares of us on the TSX Venture Exchange for:

•	the annual high and low market prices for the five most recent full financial years;

•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and

•	the high and low monthly market prices for the most recent six months.

	Price per share
Year	High	Low
Fiscal year ended December 31, 2000	$1.05	$0.04
Fiscal year ended December 31, 2001	$0.50	$0.06
Fiscal year ended December 31, 2002	$0.28	$0.06
Fiscal year ended December 31, 2003	$0.25	$0.09
Fiscal year ended December 31, 2004	$0.40	$0.14

Quarter	High	Low
Year Ending December 31, 2003
First Quarter	$0.17	$0.09
Second Quarter	$0.25	$0.11
Third Quarter	$0.21	$0.14
Fourth Quarter	$0.18	$0.12

Fiscal year ended December 31, 2004
First Quarter	$0.15	$0.14
Second Quarter	$0.18	$0.16
Third Quarter	$0.30	$0.27
Fourth Quarter	$0.40	$0.32

Most Recent Six Months	High	Low
December 2004	$0.45	$0.32
January 2005	$0.43	$0.30
February 2005	$0.40	$0.30
March 2005	$0.41	$0.30
April 2005	$0.43	$0.34
May 2005	$0.44	$0.35

     B. Plan of distribution.

     Not required as this is an annual report under the Exchange Act.

     C. Markets.

     The issued and outstanding common shares (178,880,056 shares as of December 31, 2004) are listed and posted for trading on TSX Venture Exchange under the trading symbol “GNO” and on the NASDAQ Stock Exchange’s OTC Bulletin Board under the symbol “GNOLF”. Our common shares are registered shares.

     D. Selling shareholders.

     Not required as this is an annual report under the Exchange Act.

     E. Dilution.

     Not required as this is an annual report under the Exchange Act.

     F. Expenses of the issue.

     Not required as this is an annual report under the Exchange Act.

Item 10. Additional Information

     A. Share capital.

     Not required as this is an annual report under the Exchange Act.

     B. Memorandum and articles of association.

     We resulted from the amalgamation under the Canada Business Corporations Act of Genoil Inc. and Continental Fashions Group Inc., a public company whose shares traded on the Alberta Stock Exchange. At the time of the merger CFG had no assets, no liabilities and did not carry on any business. We were incorporated in April of 1996 under Certificate of Incorporation no. 324649-3. In June of 1996, we amended and altered our Memorandum and Articles of Association. This amendment was made to facilitate a reorganization of our share capital in accordance with the amalgamation referenced above.

     The Memorandum and Articles of Association are subject to all the provisions of the Canadian Business Corporations Act (the “CBCA”). The CBCA provides that a company incorporated under that Act has all the powers and capacities of a natural person. The CBCA further stipulates that a company must not carry on a business that our articles prohibit. Thus, we have the power and capacity of a natural person.

     The following brief description of provisions of the CBCA, our amended and restated articles of incorporation and by-laws do not purport to be complete and are subject in all respects to the provisions of the CBCA, our restated articles of incorporation and by-laws.

     Directors’ Conflicts of Interest

     Section 120 of the CBCA requires every director who is, in any way, directly or indirectly, interested in one of our proposed material contracts or transactions, to disclose the nature and extent of the director’s interest in writing or by requesting to have it entered in the minutes of the meeting of directors or of meetings of committees of directors.

     The CBCA further provides that a director or officer who is required to disclose an interest may not vote on any resolution to approve the contract or transaction unless the contract or transaction, (i) relates primarily to the director’s or officer’s remuneration as one of our directors, officers, employees or agents or that of an affiliate, (ii) is for indemnity or insurance for the director against liability incurred by the director or officer acting in his or her capacity as a director or officer, or (iii) is with an affiliate.

     Borrowing Powers

     Section 3.1 of the by-laws of us state that the board of directors has the borrowing powers provided by the law.

     Directors

     The number of directors shall be not less than one and not more than nine. The number of directors may be determined from time to time by an ordinary resolution of the shareholders passed at a duly convened general meeting. A director is not required to own any of our shares to be qualified to serve as a director. A director is not required to retire under any age-limit requirement.

     Upon the termination of each annual general meeting, all the directors are deemed to retire. The number of directors to be elected at any such meeting will be the number of directors then in office unless the directors or shareholders otherwise determine.

     If the shareholders remove any director before the expiration of his or her period of office and appoint another person in his or her place, that person so appointed shall hold office only during the remainder of the time that the director in whose place he or she is appointed would have held the office if he or she had not been removed. If the shareholders do not appoint another director to replace the removed director the vacancy may be filled by the directors.

     The directors, or any committee of directors, may take any action required or permitted to be taken by them and may exercise any of the authorities, powers and discretions for the time being vested in or exercisable by them by way of a resolution either passed at a meeting at which a quorum is present or consented to in writing under the applicable section of the CBCA.

     The directors may appoint a president, one or more vice-presidents, a secretary, a treasurer and other officers as determined by the board, including assistants to the board. The directors may specify the duties of and delegate powers to manage the business and affairs of us to these officers. We may also appoint a chairman of the board, who must also be a director, and assign the powers and duties assigned to the managing director or president, under the by-laws, or other powers and duties.

     Rights Attached to Shares

     The following is a description of the rights, preferences, and restrictions attached to each class of our shares:

     (a) Unlimited Common shares - Each Common share carries the right to one vote at any meeting of our shareholders. Dividends are payable on the Common shares in the discretion of the Board of Directors. In the event of the liquidation, dissolution or winding-up of us or any distribution of our assets for the purpose of winding up our affairs, the Common shares shall be entitled to receive our remaining property. The Common shares are not redeemable at our option or at the option of the holders. There are no sinking fund provisions respecting the Common shares. The holders of the Common shares are not liable for any further capital calls on such shares.

     Alteration of the Rights of Shareholders

     No rights, privileges or restrictions attached to our common shares may be altered except with the approval by resolution passed by the vote of the holders of not less than 75% of the votes in value of the voting shares then outstanding and of at least 75% in value of shares of a class or series of shares.

     There are no limitations in our charter on the rights of non-resident or foreign owners to hold Common Shares of us.

     Shareholders’ Meetings

     The CBCA requires the directors to call an annual general meeting of shareholders not later than fifteen months after the last annual general meeting and no later than six months after the end of our preceding financial year. The directors may, whenever they think fit, convene an special meeting.

     Notice of a meeting must specify the time and place of a meeting, and, in case of special business, the general nature of that business and the text of any resolution. The accidental omission to give notice of any meeting to, or the non-receipt of any notice by any of the shareholders entitled to receive notice does not invalidate any proceedings at that meeting.

     All business that is transacted at a special meeting, an annual meeting of shareholders, with the exception of consideration of the financial statement, auditor’s report election of directors, re-appointment of the incumbent auditor is deemed to be special business.

     Our Articles stipulate that business shall be conducted at any general meeting if there is quorum present at the opening of the meeting notwithstanding that there ceases to be a quorum present throughout the meeting. A quorum is shareholders entitled to vote or proxyholders thereof representing more than 10% of our outstanding shares entitled to vote at the meeting.

     The Articles stipulate that the Chairman of the Board, or in his absence, our Managing Director, or in his absence our President shall preside as chairman of every general meeting.

     Unless the directors otherwise determine, the instrument appointing a proxyholder shall be deposited at a place specified for that purpose in the notice convening the meeting, not less than forty-eight hours before the time for holding the meeting at which the proxyholder proposes to vote.

     Notice of every general meeting should be sent to:

     (a) each director;

     (b) our auditor;

     (c) every shareholder entered in the securities registrar as the holder of a share or shares carrying the right to vote at such meetings on the record date or, if no record date was established by the directors, on the date of mailing such notice; and

     (d) every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a shareholder where the shareholder, but for his death or bankruptcy, would be entitled to vote.

     No other person is entitled to receive notice of general meetings.

     C. Material contracts.

     We have entered into the following material contracts in the ordinary course of business for the two years preceding this registration statement:

1. On June 24, 2004, we announced that a contract was signed with Silver Eagle Refining-Woods Cross Inc., near Salt Lake City, Utah for the implementation of the first commercial GHU. It is estimated, that the GHU will process up to 1,200 barrels per day of low grade atmospheric and vacuum tower distillate bottoms and convert them into higher value, lighter distillates and transportation fuels. The two companies will share in the incremental revenues generated. We will participate in the net revenues generated by the GHU at varying percentages, both before and after payout. The project will be partially funded by Silver

Eagle. Preliminary total cost estimates, including Silver Eagle’s portion, for the project are in excess of $10 million U.S.

2. On November 2, 2004, we announced that an agreement was signed with OAO Lukoil for the testing of 150 barrels of its heavy oil from the Yarega oil field in Russia’s Komi Republic.

3. On December 31, 2004, we completed a non-brokered private placement through which we received $5,638,220 and issued non-interest bearing convertible debentures with a conversion price of $0.44 per share. The participants in the private placement also received 3,203,534 warrants entitling them to purchase 3,203,534 common shares at a price of $0.85 per share any time prior to December 23, 2009. The debentures mature in December, 2014.

4. On June 15, 2005, we announced that a letter of intent was signed with Surge Global Energy, Inc. to jointly build a commercial upgrader based on our technology. We will receive 30% of the net revenue stream associated with converting the oil.

     D. Exchange controls.

     There is no law or governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of Shares, other than withholding tax requirements. See “Taxation.”

     E. Taxation.

     We have provided the following summary of the material Canadian federal and U.S. federal income tax considerations generally applicable in respect of the holding or disposing of common shares. This summary does not address all possible tax consequences relating to an investment in our common shares. There may be provincial, territorial, state and local taxes applicable to a potential shareholder, depending on the shareholder’s particular circumstances, which are not addressed in this summary. The tax consequences to any particular holder, including a U.S. Holder of common shares (defined below) will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which the holder is subject to taxation, the place where the holder is resident and generally, according to the holder’s particular circumstances.

     U.S. Holder of Common Shares

     References to a “U.S. Holder of common shares” in this section include individuals, corporations, trusts or estates who are holders of Common Shares and who:

•	for purposes of the Income Tax Act (Canada) (the “ITA”) and the Canada-United States Income Tax Convention (1980), as amended by the protocol signed on July 29, 1997, (the “Treaty”) are residents of the U.S. and have never been residents of Canada;

•	for purposes of the U.S. Internal Revenue Code of 1986 (the “Code”) are U.S. persons;

•	deal at arm’s length with us for purposes of the ITA;

•	will hold the common shares as capital property for purposes of the ITA;

•	will hold the common shares as capital assets for purposes of the Code;

•	do not and will not hold the common shares in carrying on a business in Canada;

•	will not perform independent personal services from a fixed base situated in Canada; and

•	are not or will not be subject to special provisions of Canadian or U.S. federal income tax law, including, without limiting the generality of the foregoing, financial institutions, real estate investment trusts, shareholders that have a functional currency other than the U.S. dollar, shareholders that own shares through a partnership or other pass-through entity, shareholders that hold shares as part of a straddle, hedge or conversion transaction, tax-exempt organizations, qualified retirement plans, insurance companies, shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation and mutual fund companies.

     The following summary of Canadian federal and U.S. federal income tax considerations generally applicable to a U.S. Holder of our common shares is based on the following, as at the time of this statement:

•	the ITA and the Income Tax Regulations (Canada) (the “Regulations”);

•	published proposals to amend the ITA and the Regulations;

•	published administrative positions and practices of the Canada Customs and Revenue Agency (the “CCRA”);

•	the Code;

•	Treasury Regulations;

•	published Internal Revenue Service (“IRS”) rulings;

•	published administrative positions of the IRS;

•	published jurisprudence that is considered applicable; and

•	the Treaty.

     All of the foregoing are subject to material or adverse change, on a prospective or retroactive basis, at any time. The tax laws of the various provinces or territories of Canada and the tax laws of the various state and local jurisdictions of the U.S. are not considered in this summary.

     This summary is not exhaustive of all possible income tax consequences. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common shares and no opinion or representation with respect to any such holder or prospective holder with respect to the income tax consequences to any such holder or prospective holder is made. Accordingly, it is recommended that holders and prospective holders of our common shares consult their own tax advisors about the Canadian federal and provincial and U.S. federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

     Canadian Federal Income Tax Consequences

Disposition of Common Shares

     A U.S. Holder of common shares will not be subject to tax in Canada under the ITA on capital gains realized on the disposition of such Common Shares unless the shares are “taxable Canadian property.” Such common shares will be taxable Canadian property if, in general, at any time during the sixty month period immediately preceding the disposition, 25% or more of our issued shares of any class (or an option to acquire 25% or more of the issued shares of any class) were owned by such holder, or by such holder and persons with whom such holder did not deal at arm’s length. If our shares are taxable Canadian property to a U.S. Holder of common shares, 50% of any resulting capital gain realized on the disposition of such shares may be subject to tax in Canada. However, the Treaty provides that gains realized by a U.S. Holder of common shares on the disposition of shares of a Canadian corporation will be exempt from federal tax in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.

Dividend Distributions on our Shares

     Dividends paid on our common shares held by a U.S. Holder of common shares will be subject to Canadian non-resident withholding tax. We are required to withhold taxes at source. Under the Treaty, a withholding rate of 5% is applicable to corporations resident in the United States and who are beneficial owners of at least 10% of the voting shares of us. Under the Treaty, a withholding rate of 15% is applicable in all other cases.

     United States Federal Income Tax Consequences

     The U.S. federal income tax consequences related to the disposition and ownership of common shares, subject to the Foreign Personal Holding Company Rules, Passive Foreign Investment Company and Controlled Foreign Corporation Rules contained in the Code, are generally as follows:

Disposition of Common Shares

     On a disposition of common shares, a U.S. Holder of common shares generally will recognize a gain or loss. The gain or loss will be equal to the difference between the amount realized on the sale and the U.S. Holder of common share’s adjusted tax basis in those shares. Any such gain or loss will be a long-term capital gain or loss if the shareholder has held the shares for more than one year. Otherwise the gain or loss will be a short-term capital gain or loss. However, a gain realized on the disposition of common shares may be treated as ordinary income if the company was a “collapsible corporation” within the meaning of the Code. The gain or loss will generally be a U.S. source gain or loss.

     A collapsible corporation is usually formed to give a short-term venture the appearance of a long-term investment in order to portray income as capital gain rather than profit. Such a corporation is typically formed for the sole purpose of purchasing property and usually dissolved before the property has generated substantial income. The Internal Revenue Service treats the income earned through a collapsible corporation as ordinary income rather than as capital gain.

Dividend Distributions on Shares

     Dividend distributions (including constructive dividends) paid by us will be required to be included in the income of a U.S. Holder of common shares to the extent of our current or accumulated earnings and profits (“E&P”) attributable to the distribution without reduction for any Canadian withholding tax withheld from such distributions. Even if such payment is in fact not converted to U.S. dollars, the amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date. To the extent distributions we pay on the common shares exceed our current or accumulated E&P, they will be treated first as a return of capital up to a shareholder’s adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

     Dividends paid on the common shares generally will not be eligible for the “dividends received” deduction provided to corporations receiving dividends from certain U.S. corporations. These dividends generally may be subject to backup withholding tax, unless a U.S. Holder of common shares furnishes us with a duly completed and signed Form W-9. The U.S. Holder of common shares will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against the U.S. Holder of common share’s U.S. federal income tax liability, provided the shareholder furnishes the required information to the IRS.

Foreign Tax Credit

     A U.S. Holder of common shares will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. Dividends paid by us generally will constitute foreign source dividend income and “passive income” for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to shareholders. There are significant and complex limitations that apply to the credit.

Foreign Personal Holding Company Rules

     Special U.S. tax rules apply to a shareholder of a foreign personal holding company (“FPHC”). We would be classified as a FPHC in any taxable year if both of the following tests are satisfied:

•	at least 60% of our gross income consists of “foreign personal holding company income”, which generally includes passive income such as dividends, interest, royalties, gains from shares and commodity transactions and rents; and

•	more than 50% of the total voting power of all classes of voting shares or the total value of outstanding shares is owned directly or indirectly by five or fewer individuals who are U.S. citizens or residents.

Passive Foreign Investment Company Rules

     Special U.S. tax rules apply to a shareholder of a Passive Foreign Investment Company (“PFIC”). We could be classified as a PFIC if, after the application of certain “look through” rules, for any taxable year, either:

•	75% or more of our gross income for the taxable year is “passive income,” which includes interest, dividends and certain rents and royalties; or

•	the average quarterly percentage, by fair market value of our assets that produce or are held for the production of “passive income” is 50% or more of the fair market value of all of our assets.

     To the extent we own at least 25% by value of the shares of another corporation, we are treated for purposes of the PFIC tests as owning our proportionate share of the assets of such corporation, and as receiving directly our proportionate share of the income of such corporation.

     Distributions which constitute “excess distributions” from a PFIC and dispositions of common shares of a PFIC are subject to the following special rules:

•	the excess distributions (generally any distributions received by a U.S. Holder of common shares on the shares in any taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder of Common Shares in the three preceding taxable years, or the U.S. Holder of common share’s holding period for the shares, if shorter) or gain would be allocated on a pro rata basis over a U.S. Holder of common share’s holding period for the shares;

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be treated as ordinary income in the current taxable year; and

•	the amount allocated to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

     U.S. Holders of common shares who actually or constructively own shares in a PFIC may be eligible to make certain elections which require them to include income for the PFIC on an annual basis.

Controlled Foreign Corporation Rules

     Generally, if more than 50% of the voting power or total value of all classes of our shares are owned, directly or indirectly, by U.S. shareholders, who individually own 10% or more of the total combined voting power of all classes of our shares, we could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of our “Subpart F Income,” as defined in the Code. In addition, a gain from the sale or exchange of shares by a U.S. Holder of common shares who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be deemed ordinary dividend income to the extent that our E&P is attributable to the shares sold or exchanged.

     F. Dividends and paying agents.

     Not required as this is an annual report under the Securities Act.

     G. Statement by experts.

     Not required as this is an annual report under the Securities Act.

     H. Documents on display.

     Upon the effectiveness of this filing, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we will thereafter file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     We are required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

     We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to our principal executive offices at 510, 703 – 6 Avenue S.W., Calgary, Alberta, Canada T2P 0T9.

     I. Subsidiary information.

     We have three subsidiaries; Velox Corporation; Hydrogen Solutions Inc; and Crystal Clear Solution Ltd. We own 100% of both Hydrogen Solutions Inc. and Crystal Clear Solution Ltd. However, neither company has any material assets. We own 50.1% of Velox Corporation.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     We are not exposed to cash flow and translation risk due to changes in the Canadian/United States dollar exchange rate and interest rate fluctuations at this time due to the fact we do not currently conduct business in the United States.

Item 12. Description of Securities Other than Equity Securities

     Not required as this is an annual report under the Securities Act.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies

     There have been no material defaults in the payment of interest or principal or any dividend or arrearages or material delinquencies.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     There has been no material modification to the rights of Genoil’s security holders.

Item 15. Controls and Procedures

     (a) Evaluation of disclosure controls and procedures. The Company’s chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act), as of the year end of December 31, 2004. Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms;

     (b) Management’s annual report on internal control over financial reporting. Not yet required as the Registrant is a Foreign Private Issuer;

     (c) Attestation Report of registered public accounting firm. Not yet required as the Registrant is a Foreign Private Issuer; and

     (d) Changes in internal controls over financial reporting. There were no significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CRF 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has affected, or is reasonably likely to materially affect, the issuer’s internal control over financial.

Item 16. [Reserved]

     Not applicable.

Item A Audit Committee Financial Expert

     The board of directors has determined that Brian Korney, who is a chartered accountant, qualifies as a financial expert. He is not an independent director.

Item B Code of Ethics

     We do not presently have a code of ethics. However, our board of directors has undertaken to draft a code of ethics for the Corporation and plan to have it in place by the end of the year.

Item C Audit Fees

     KPMG LLP has served as our independent public accountants for the years ended December 31, 2003 and December 31, 2004. The following table summarizes the aggregate fees for professional audit services and other services rendered by KPMG LLP in the past two years.

	2003	2004
Audit Fees	25,000	75,000
Audit-Related Fees	—	89,000
Tax	—	—
All Other Fees	—	—

Total	25,000	164,000

Item D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

     See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

Item 18. Financial Statements

     The registrant has elected to provide financial statements pursuant to Item 17 that include, as Note 18, the differences between Canadian and US GAAP.

Item 19. Exhibits

(a)	Financial Statements

(b)	Exhibits

Exhibit Number	Description
1.1*	Articles of Incorporation of Genoil Inc. dated April 1, 1996

1.2*	Articles of Amendment of Genoil Inc. dated June 27, 1996

1.3*	By-law No. 1 of Genoil Inc. as amended dated October 25, 2001

2	Stock Option Plan of Genoil Inc., as amended October 25, 2001, January 13, 2003, March 30, 2004 and June 3, 2005

4.1*	Sample Marketing Agreement

4.2	Note and Warrant Purchase Agreement dated December 23, 2004

4.3	Contract between Genoil Inc. and OAO Lukoil for Testing of heavy oil, which was announced on November 2, 2004

4.4	Hydrocracking Process Agreement between Genoil Inc. and Silver Eagle Refining — Wood Cross Inc.

4.5	Amendment Agreement to Hydrocracking Process Agreement dated September 3, 2003

4.6	Letter of Intent between Genoil Inc. and Surge Global Energy, Inc. dated June 14, 2005

5*	List of patents held by Genoil Inc.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* These exhibits were filed with Genoil’s last Form 20-F.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Dated July 5, 2005

GENOIL INC.
By:	/s/ David K. Lifschultz
David K. Lifschultz
Chief Executive Officer

Consolidated Financial Statements of

GENOIL INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Genoil Inc.

We have audited the accompanying consolidated balance sheets of Genoil Inc. as at December 31, 2004 and 2003 and the consolidated statements of loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Genoil Inc. and subsidiaries as at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the company has suffered recurring losses from operations and is not realizing any cash from operations that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As described in note 3 to the accompanying consolidated financial statements, the company retroactively changed its method of accounting for stock based compensation in 2004.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 18 to the accompanying consolidated financial statements.

(Signed) “KPMG LLP”

Chartered Accountants
Calgary, Canada
June 30, 2005

GENOIL INC.

Consolidated Balance Sheets

December 31, 2004, with comparative figures for 2003
(All amounts in Canadian dollars)

	2004	2003
		(restated)
Assets
Current assets
Cash	$—	$151,615
Cash in trust — convertible debentures	5,638,220	—
GST receivable	57,651	20,031

	5,695,871	171,646

Upgraders (note 4)	3,416,345	2,675,349
Patents and technology rights (note 5)	3,537,198	5,715,911
Office equipment (note 6)	53,581	50,478

	$12,702,995	$8,613,384

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$1,183,093	$495,381
Due to related parties	1,655,345	85,191
Note payable, secured (note 7)	3,024,991	—

	5,863,429	580,572

Note payable, secured (note 7)	—	2,768,741
Due to investors	—	225,117
Convertible debentures (note 8)	1,815,356	—

Shareholders’ equity
Share capital (note 10)	15,576,995	13,167,509
Warrants to purchase common shares (note 11)	2,386,457	560,000
Contributed surplus (note 14)	6,010,883	1,164,010
Deficit	(18,950,125)	(9,852,565)

	5,024,210	5,038,954
Future operations (note 1)
Commitments (note 13)
Subsequent events (note 17)

	$12,702,995	$8,613,384

See accompanying notes to consolidated financial statements.

“David K. Lifschultz”	“Brian D. Korney”

Director	Director

GENOIL INC.

Consolidated Statements of Loss

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

	2004	2003	2002
		(restated)	(restated)
Revenue
Pilot upgrader	$139,930	$5,560	$30,100
Interest	—	4,077	—

	139,930	9,637	30,100

Expenses
Pilot upgrader	880,979	1,092,774	712,393
Administration	2,522,906	1,568,332	1,304,294
Interest	345,500	225,491	206,708
Stock-based compensation (note 10)	1,858,163	1,055,436	108,574
Warrant issued to note holder (note 7)	770,129	560,000	—
Write-down of technology rights (note 5)	2,116,912	—	—
Dispute settlement	—	350,000	—
Depreciation and amortization	742,901	868,860	753,708

	9,237,490	5,720,893	3,085,677

Loss for the year	$(9,097,560)	$(5,711,256)	$(3,055,577)

Loss per share
Basic and diluted	$(0.05)	$(0.04)	$(0.03)

Consolidated Statements of Deficit

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

	2004	2003	2002
		(restated)	(restated)
Deficit, beginning of year (previously reported)	$(8,940,351)	$(4,062,884)	$(1,085,732)

Adjustment for retroactive adoption of stock-based compensation (note 3)	(912,214)	(78,425)	—

Deficit, beginning of year (restated)	(9,852,565)	(4,141,309)	(1,085,732)

Loss for the year	(9,097,560)	(5,711,256)	(3,055,577)

Deficit, end of year	$(18,950,125)	$(9,852,565)	$(4,141,309)

See accompanying notes to consolidated financial statements.

GENOIL INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

	2004	2003	2002
		(restated)	(restated)
Cash provided by (used in)

Operations
Loss for the year	$(9,097,560)	$(5,711,256)	$(3,055,577)
Non-cash items:
Depreciation and amortization	742,901	868,860	753,708
Interest charges on note payable	256,250	225,491	206,708
Interest charges on related party advances	75,000	—	—
Warrants issued to lender	770,129	560,000	—
Stock-based compensation	1,858,163	1,055,436	108,574
Write-down of technology rights	2,116,912	—	—
Dispute settlement	—	350,000	—
Changes in non-cash working capital	1,445,957	180,273	(50,382)

Cash used in operations	(1,832,248)	(2,471,196)	(2,036,969)

Financing
Issuance of common shares	1,509,137	1,645,654	3,185,807
Share issue costs	(270,119)	(90,360)	—
Due to investors	—	225,117	—
Due to related parties	1,495,154	—	4,802
Convertible debentures	5,638,220	—	—

	8,372,392	1,780,411	3,190,609
Investments
Net additions to:
Hydrogen conversion upgrader	(689,478)	—	—
Pilot upgrader	(199,044)	(206,532)	(63,896)
Patents and technology rights	(150,447)	(40,000)	(13,800)
Office equipment	(14,570)	(9,404)	(8,990)
Changes in non-cash working capital	—	—	(23,039)

	(1,053,539)	(255,936)	(109,725)

Increase (decrease) in cash	5,486,605	(946,721)	1,043,915

Cash, beginning of year	151,615	1,098,336	54,421

Cash, end of year	$5,638,220	$151,615	$1,098,336

Non-cash items not included in the statements of cash flows
Issuance of common shares for technology rights and services	$371,661	$—	$2,359,000
Issuance of common shares on settlement of debts	795,865	440,455	—
Cash payments for interest	14,250	—	24,708

See accompanying notes to consolidated financial statements.

GENOIL INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

General

Genoil Inc. (the “Corporation”) is incorporated under the Canada Business Corporations Act and is a technology development company.

1.	Future operations

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Corporation will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption as the Corporation has accumulated losses $19.0 million to date and is not realizing any cash from operations as it has not attained commercial operations from its various patents and technology rights.

The Corporation is presently engaged in the design of its first commercial hydroconversion upgrader in a US refinery. Completion of the project will require significant capital.

The ability of the Corporation to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Corporation’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Corporation will be able to raise the necessary capital.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern assumption was not appropriate for these financial statements, adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

2.	Significant accounting policies

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which, in the case of the Corporation, differ in certain respects from those in the United States. These differences are described in note 18, Differences between accounting principles generally accepted in Canada and the United States.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

GENOIL INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

(a)	Basis of presentation

The consolidated financial statements include the results of the Corporation and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

(b)	Inventory

Inventories of material are recorded at the lower of cost and net realizable value.

(c)	Upgraders and office equipment

The upgraders and office equipment are recorded at cost. Renewals and betterments are capitalized. Repairs and maintenance costs are charged to operations as incurred. Depreciation is provided using the following methods and annual rates:

Upgraders	10% declining balance
Office equipment and furniture	20% straight line

(d)	Patents and technology rights

Patents are recorded at cost and are amortized over ten years on a declining basis. Pending patent costs are not amortized until the patents are registered.

Technology rights are recorded at cost. Amortization is provided on a straight-line basis over the estimated useful life.

The Corporation periodically reviews the valuation and amortization of the patents and technology rights, taking into consideration any events and circumstances which might have impaired the value. The Corporation assesses impairment by determining whether the unamortized balance can be recovered from estimates of expected undiscounted cash flows related to patent and technology rights use.

(e)	Foreign currency translation

Accounts of foreign operations, which are considered financially and operationally integrated, are translated to Canadian dollars using average rates for the year for revenue and expenses, except depreciation and amortization which are translated at the rate of exchange applicable to the related assets. Gains or losses resulting from these translation adjustments are included in earnings. Monetary assets are translated at current exchange rates and non-monetary assets are translated using historical rates of exchange.

GENOIL INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

(f)	Stock-based compensation

The Corporation has a stock option plan as described in note 10.

The Company retroactively adopted the fair value method of accounting for stock based payments made to employees, officers and directors after January 1, 2002. An estimate of fair value for each option agreement is calculated using the Black-Scholes option-pricing model at the time the options are granted. The balances and results for prior periods have been restated to reflect the retroactive adoption of the fair value method.

(g)	Income taxes

The Corporation follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted or subsequently enacted tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(h)	Per share amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the reporting period. Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the reporting period. The weighted average number of shares outstanding is then adjusted by the net change.

3.	Change in accounting policies

Effective January 1, 2004 Genoil retroactively adopted new Canadian accounting standards for stock based compensation. The standard requires that equity instruments awarded to directors, officers and employees be measured at fair value and recognized over the related period of service.

Under this standard, compensation costs attributable to all stock options granted is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase in contributed surplus. Consideration paid upon the exercise of the stock options is recorded as an increase to share capital together with corresponding amounts previously recognized in contributed surplus.

GENOIL INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

Pursuant to the transitional rules, the expense recognized applies to stock options granted on or after January 1, 2002. The Corporation elected to apply the standard retroactively with restatement, resulting in an increase to contributed surplus and a corresponding decrease to retained earnings at January 1, 2004 of $78,425. The adoption of the new accounting policy for stock based compensation resulted in the Corporation recording an expense and an increase in the 2003 reported loss of $833,789 ($0.01 per share).

4.	Upgraders

	Pilot upgrader			Hydroconversion upgrader
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net	Total
Balance, December 31, 2002	$3,343,416	$(588,813)	$2,754,603	$—	$—	$—	$2,754,603
Additions	206,532	—	206,532	—	—	—	206,532
Depreciation	—	(285,786)	(285,786)	—	—	—	(285,786)

Balance, December 31, 2003	3,549,948	(874,599)	2,675,349	—	—	—	2,675,349
Additions	199,004	—	199,004	819,477	—	—	1,018,482
Depreciation	—	(277,485)	(277,485)	—	—	—	(277,485)

Balance, December 31, 2004	$3,748,952	$(1,152,084)	$2,596,868	$819,477	$—	$819,477	$3,416,345

In 2004 the Corporation incurred design and material costs of $819,477 for the hydroconversion upgrader installation (see note 13).

Recovery of the upgraders costs remain uncertain. Recovery of these costs depends on the implementation of commercial applications for the upgrader and ultimately attaining profitable operations.

GENOIL INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

5. Patents and technology rights

	Patents			Technology rights
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net	Total
Balance, December 31, 2002	$816,201	$(130,745)	$685,456	$6,238,437	$(676,353)	$5,562,084	$6,247,540
Additions	40,000	—	40,000	—	—	—	40,000
Depreciation	—	(70,546)	(70,546)	—	(501,083)	(501,083)	(571,629)

Balance, December 31, 2003	856,201	(201,291)	654,910	6,238,437	(1,177,436)	5,061,001	5,715,911
Additions	448	—	448	391,700	—	391,700	392,148
Depreciation	—	(65,513)	(65,513)	—	(388,436)	(388,436)	(453,949)
Write-down*	—	—	—	(2,405,000)	288,088	(2,116,912)	(2,116,912)

Balance, December 31, 2004	$856,649	$(266,804)	$589,845	$4,225,137	$(1,277,784)	$2,947,353	$3,537,198

*	In the third quarter of 2004, the Corporation set aside its pursuit of the production of hydrogen from water. In the fourth quarter of 2004, the Corporation wrote-down $144,000 of unamortized costs related to certain technology rights that were assessed to be impaired.

The patents include fluid gas integration, crude oil and bitumen treatment and oil-water separation. These patents expire from 2019 to 2021.

The Corporation has the worldwide rights, except for Europe, for oil-water separation technology. The term of these rights ranges from 5 to 10 years, depending on the country.

Recovery of the patents and technology rights costs remain uncertain. Recovery of these costs depends on the commercial application of its patents and technology rights and ultimately attaining profitable operations.

6.	Office equipment

	Office	Accumulated
	equipment	depreciation	Total
Balance, December 31, 2002	$70,694	$(18,176)	$52,518
Additions	9,404	—	9,404
Depreciation	—	(11,444)	(11,444)

Balance, December 31, 2003	80,098	(29,620)	50,478
Additions	14,570	—	14,570
Depreciation	—	(11,467)	(11,467)

Balance, December 31, 2004	$94,668	$(41,087)	$53,581

GENOIL INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

7.	Note payable

	2004	2003
Principal	$2,300,000	$2,300,000
Accrued interest	724,991	468,741

	$3,024,991	$2,768,741

The funds to finance the acquisition of substantially all of the upgrader related patent and technology rights and certain other patent and technology rights were borrowed from an oil and gas producer. The loan was initially due in 2002. The note holder agreed to a number of extensions of the due date of principal and interest. The loan, secured by all the assets, has quarterly interest payments at 9% per annum.

Pursuant to the original loan agreement, the Corporation granted the lender rights to acquire 9,000,000 common shares at $0.20 per share prior to November 14, 2006 and 1,000,000 common shares at $0.50 per share prior to November 14, 2006. Using the Black-Scholes option-pricing model, the fair value of these rights was estimated to be $1,564,000. As this amount is being recognized as a financing cost over the term of the note, an expense of $770,129 has been included in the 2004 loss with a corresponding increase in contributed surplus (2003 — $560,000).

Subsequent to year-end, the lender exercised its rights. The proceeds were used to repay the note and accrued interest.

8.	Convertible debentures

On December 23, 2004 the Corporation received $5,638,220 and issued non-interest bearing convertible debentures. The debentures mature in December 2014 and are convertible at any time prior to December 23, 2014 into common shares at $0.44 per share. The Corporation can require conversion of the debentures if the common share trading price exceeds $1.55 per share during the term of the debentures. The debenture holders were issued 3,203,534 warrants entitling them to purchase 3,203,534 common shares at a price of $0.85 per share at any time prior to December 23, 2009.

The fair value of the repayment obligation, being the present value of the future principal payment using a discount factor of 12%, was estimated to be $1,815,356. The fair value of the warrants was estimated to be $834,153. To estimate the fair value of the warrants, the Corporation used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 100%; risk-free rate of 3%; and expected life 10 years.

The fair value of the holders’ conversion options was $2,988,710, being the residual amount of the proceeds received.

GENOIL INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

9.	Business combinations

In January 2002 the Corporation acquired 100% of the outstanding shares of Hydrogen Solutions Inc., a private company holding rights for certain applications to a process for the production of hydrogen from water. The purchase price was $2,205,000, being 10,500,000 common shares at $0.21 per share. In addition, the Corporation granted the seller a 32.5% royalty on the future net operating income relating to hydrogen production. The value of the common shares was determined based on the market price of the common shares on the date of the agreement and announcement of the terms of the acquisition. Concurrent with the acquisition, the Corporation was assigned a hydrogen production license existing for EHG Technology LLC, which is the exclusive rights to a process for generating hydrogen from water.

In March 2002 the Corporation acquired 100% of the outstanding common shares of Crystal Clear Solutions Inc., a private company owned by an employee holding patents in oil-water separator and a pilot separator facility. The purchase price was $154,000, being 700,000 common shares of the Corporation issued at $0.22 per share. The value of the common shares was determined based on the market price of the common shares on the date of the agreement and announcement of the terms of the acquisition.

GENOIL INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

10.	Share capital

(a)	Authorized

An unlimited number of common shares without par value

(b)	Issued

Changes in the share capital are as follows:

	Number of
	Shares	Amount
Balance, December 31, 2001	103,454,585	$5,246,806
Stock options exercised	499,998	50,000
Private placements
Directors, officers and employees	15,306,556	1,868,724
Others	11,486,911	1,297,232
Issued for rights and patents	11,200,000	2,359,000

Balance, December 31, 2002	141,948,050	10,821,762
Private placements
Directors, officers and employees	976,591	100,000
Others	11,949,101	1,455,292
In settlement of accounts payable
Directors, officers and employees	1,986,862	109,686
Others	924,805	330,769
In settlement of contractual dispute	1,250,000	350,000

Balance, December 31, 2003	159,035,409	13,167,509
Private placements
Directors, officers and employees	1,403,592	196,503
Others	9,239,228	1,070,712
In settlement of accounts payable
Directors, officers and employees	1,674,999	446,250
Others	1,010,640	155,654
Reimbursement of directors and officers	1,940,000	194,000
Issued for technology rights	1,650,000	241,661
Issued for services on hydroconversion upgrader	1,000,000	130,000
Stock options exercised	1,507,167	183,508
Warrants exercised	419,021	61,317
Share issue expenses	—	(270,119)

Balance, December 31, 2004	178,880,056	$15,576,995

In April 2004 the Corporation issued 10,642,820 units at $0.14 per unit. Each unit consisted of one common share and three-tenths of one non-transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional common share at a price of $0.15 for a period of two years. $1,267,215 and $222,175 of the proceeds received on the issue of units was allocated to common shares and warrants to purchase common shares, respectively.

GENOIL INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

(c)	Reductions in stated capital and contributed surplus

In August 1998, the shareholders approved a $17,700,083 reduction in stated capital. As a result, the deficit and capital stock were reduced by this amount.

In October 2001, the shareholders approved a reduction in stated capital. As a result, the deficit was reduced by $36,045,353 and contributed surplus and capital stock were reduced by $21,094,369 and $14,950,984, respectively.

The legal capital of the Corporation exceeds the stated capital by $15,200,000

(d)	Stock-based compensation

The Corporation has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the board when the option is granted, but the term cannot exceed 10 years from the date upon which the option is granted. The maximum number of common shares that may be reserved for issuance in aggregate pursuant to options granted under the plan is fixed at 32,000,000 and the maximum number of common shares that may be optioned to any one person, in aggregate at any one time is 5% of the total number of common shares issued and outstanding on the date of the grant.

Changes in the stock options outstanding for each of the three years ended December 31, 2004 are as follows:

	2004		2003		2002
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	options	price	options	price	shares	price
Outstanding, beginning of year	14,910,400	$0.12	9,320,002	$0.13	6,300,000	$0.14
Granted to employees, directors and officers	10,850,000	0.16	7,550,000	0.12	3,600,000	0.12
Granted to consultants	1,392,839	0.22	1,840,398	0.16	600,000	0.20
Cancelled	(1,333,334)	0.10	(3,800,000)	0.12	(680,000)	0.10
Exercised	(1,507,167)	0.12	—	—	(499,998)	0.10

Outstanding, end of year	24,312,738	$0.15	14,910,400	$0.12	9,320,002	$0.13

The options granted to directors, officers and employees may be exercised over five years from the date of granting and expire from time to time to January 2009. The weighted average remaining contractual life of the options at December 31, 2004 is 3.5 years (December 31, 2003 — 3.8 years; December 31, 2002 — 3.1 years). The options granted to consultants vest immediately.

GENOIL INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

The estimated fair value of options granted and the expense recognized during each of the three years ended December 31, 2004 are as follows:

	Years ended December 31,
	2004	2003	2002
Fair value of grants
To consultants	$215,170	$221,647	$30,149
To employees, officers and directors	1,497,631	889,705	376,000

	$1,712,801	$1,111,352	$406,149

Expense
To consultants	$215,170	$221,647	$30,149
To employees, officers and directors	1,642,993	833,789	78,425

	$1,858,163	$1,055,436	$108,574

The fair value of options granted was estimated using the Black Scholes option-pricing model with the following weighted average assumptions: zero dividend yield; expected volatility of 100%; risk-free rate of 3%; and expected life of five years.

(e)	Other options and warrants

In consideration for refinancing a note payable (note 7), the Corporation granted the lender the right to acquire 9,000,000 common shares at $0.20 per share prior to November 14, 2006 and 1,000,000 common shares at $0.50 per share prior to November 14, 2006.

The acquirer of the former parent and others held warrants entitling them to purchase 11,737,500 and 11,262,500 shares, respectively at $0.40 per share. During 2001 the warrants were re-priced to $0.10 per share and the expiry date was extended from November 30, 2001 to November 30, 2002. On November 30, 2002, 11,737,500 warrants expired and the term of 11,262,500 warrants was extended to February 12, 2004. The fair value of the extension of the term of 11,262,500 warrants was estimated to be $480,000 using the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 100%; risk-free interest rate of 3%; and, expected life of one year.

(f)	Due to investors

In 2003 advances from investors totaling $225,117 pursuant to a proposed private placement of common share units at a price of $0.14 per common share were received prior to closing.

GENOIL INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

(g)	Per share amounts

Per share amounts have been calculated based on the weighted average number of shares outstanding. The weighted average shares outstanding for the year ended December 31, 2004 was 169,821,090 (2003 — 145,736,585; 2002 — 117,468,807).

In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding during the year ended December 31, 2004 (2003 — nil; 2002 — nil) as they are anti-dilutive.

11.	Warrants to purchase common shares

	2004		2003		2002
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	options	price	options	price	shares	price
Outstanding, beginning of year	21,262,500	$0.16	11,262,500	$0.10	11,262,500	$0.10
Issued to note holder	—	—	10,000,000	0.23	—	—
Granted on share issue	3,192,846	0.15	—	—	—	—
Convertible debenture issuance	3,203,534	0.85	—	—	—	—
Exercised	(419,021)	0.15	—	—	—	—
Expired	(11,262,500)	0.10	—	—	—	—

Outstanding, end of year	15,977,359	$0.34	21,262,500	$0.16	11,262,500	$0.10

	December 31,	December 31,	December 31,
	2004	2003	2002
Balance, beginning of year	$560,000	$—	$—
Issuance to note holder (note 7)	770,129	560,000	—
Granted on share issue	256,000	—	—
Transfer to share capital on exercise of warrants	(33,825)	—	—
Convertible debenture issuance (note 8)	834,153	—	—

Balance, end of year	$2,386,457	$560,000	$—

GENOIL INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

12.	Income taxes

Corporate income taxes differ from the expected rate for the following reasons:

	2004	2003	2002
Expected taxes	$(3,149,575)	$(2,034,349)	$(1,060,462)
Non-deductible expenses	—	—	10,730
Benefit of current year’s losses not recognized	3,149,575	2,034,349	1,049,732

	$—	$—	$—

The components of the net future tax assets are as follows:

	December 31,
	2004	2003	2002
Losses and tax credits	$8,415,490	$6,602,000	$5,267,000
Capital and other amounts asset	525,000	525,000	525,000
Other	10,000	10,000	10,000

	8,950,490	7,137,000	5,802,000

Capital and other amounts liability	(3,249,982)	(3,006,000)	(2,803,000)
Valuation allowance	(5,700,508)	(4,131,000)	(2,999,000)

	$—	$—	$—

The Corporation has accumulated Canadian tax pools available for future deductions of $3.1 million at December 31, 2004 (December 31, 2003 — $4.8 million; December 31, 2002 — $5.7 million) and Canadian non-capital losses for income tax purposes amounting to $23.8 million at December 31, 2004 (December 31, 2003 — $16.8 million — December 31, 2002 — $14.8 million). The non-capital losses expire from time to time to 2014. The Corporation has not recorded the benefit on the tax losses.

GENOIL INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

13.	Commitments

The minimum rentals payable under long-term office leases, exclusive of certain operating costs, for which the Corporation is responsible, are as follows:

2005	$88,255
2006	75,323

$163,578

The Corporation has agreed to build and install a hydroconversion upgrader in a U.S. refinery in exchange for a share in the incremental revenues the upgrader will generate. Total design, construction and implementation costs are estimated to be in excess of U.S. $10 million.

14.	Contributed surplus

Changes in contributed surplus are as follows:

	December 31,
	2004	2003	2002
Balance, beginning of year	$1,164,010	$108,574	$—
Stock options issued to consultants	215,170	221,647	30,149
Stock options issued to employees, officers and directors	1,642,993	833,789	78,425
Fair value of holders’ conversion option	2,988,710	—	—

Balance, end of year	$6,010,883	$1,164,010	$108,574

GENOIL INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

15.	Related party transactions

Due to related parties:

	December 31,
	2004	2003
Directors	$1,244,379	$—
Companies controlled by directors	410,966	85,191

	$1,655,345	$85,191

In 2004, the Corporation raised $900,000 through two short-term loans from a director and officer. Each loan was to have a maximum term of no greater than six months. As compensation for the loan, the Corporation will issue to the lender 300,000 common shares at a deemed price of $0.25 per share. The value of the shares to be issued, being $75,000, has been accrued as a liability and an interest cost in 2004.

In 2004, the Corporation acquired certain technology assets and services from third parties; the purchase was financed by two directors and senior officers. This liability was settled by the issuance of 1,940,000 common shares at a deemed price of $0.10 per common share.

The Corporation has accrued salaries of $375,000, pursuant to employment contracts and a board of directors resolution, payable to directors and senior officers of the Corporation to compensate them for 2004 employment services. These amounts will be paid in 2005 by the issuance of common shares of the Corporation.

A director and officer of the Corporation and an entity associated with him subscribed for $306,425 of the convertible debentures issued effective December 23, 2004 and were assigned 174,106 share purchase warrants.

16.	Financial instruments

The Corporation is exposed to foreign currency fluctuations as certain of its obligations are U.S. dollar denominated. At December 31, 2004 and 2003 there were no contracts in place to manage this exposure.

Fair value estimates are made as of a specific point in time, using specific available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision. For cash, accounts receivable, accounts payable and accrued liabilities and due to related parties the carrying amounts approximate the fair value due to the short maturity of these instruments. It has been determined that the fair value of the note payable approximates the carrying value as the note holder was paid the carrying value subsequent to year end.

GENOIL INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

17.	Subsequent events

On February 3, 2005, the holder of the note payable in the amount of $2,300,000 exercised 10 million rights to purchase 10 million common shares of the Corporation. The proceeds were used to pay the note payable plus accrued interest.

On February 9, 2005, the Corporation issued 358,259 common shares at a deemed price of $0.26 per share to eliminate $93,147 of debt to a former officer and a Corporation controlled by that former officer.

In March 2005, the Corporation repaid related party advances of $1,296,066.

18.	Differences between accounting principles generally accepted in Canada and the United States

The consolidated financial statements are prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP. The impact of material measurement differences on these consolidated financial statements is summarized below:

	Years ended December 31,
	2004	2003	2002
Consolidated Statements of Operations
Loss for the year — Canadian GAAP	$(9,097,560)	$(5,711,256)	$(3,055,577)
Adjustments
Stock-based compensation (a)	(38,697)	(115,276)	(115,276)
Re-pricing and extension of warrants (b)	—	(480,000)	(10,858)
Convertible debentures (c)	5,840	—	—
Value of services (d)	(5,237)	(15,096)	(15,096)

Loss for the year — U.S. GAAP	$(9,135,654)	$(6,321,628)	$(3,196,807)

Loss per share — basic and diluted	$(0.05)	$(0.04)	$(0.03)

	Years ended December 31,
	2004	2003	2002
Consolidated Statements of Cash Flows

Operations — Canadian and U.S. GAAP	$(1,832,248)	$(2,471,196)	$(2,036,969)

Financing — Canadian and U.S. GAAP	$8,372,392	$1,780,411	$3,185,807

Investments — Canadian and U.S. GAAP	$(1,053,539)	$(255,936)	$(104,923)

GENOIL INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

Consolidated Balance Sheets

	December 31, 2004
	Canadian	Reconciling	U.S.
	GAAP	items	GAAP
Assets
Current assets	$5,695,871	$—	5,695,871
Pilot upgrader	3,416,345	—	3,416,345
Patents and technology rights	3,537,198	—	3,537,198
Office equipment	53,581	—	53,581

	$12,702,995	$—	$12,702,995

Liabilities and Shareholders’ Equity
Current liabilities	$5,863,429	$—	$5,863,429
Convertible debentures	1,815,356	2,660,871	4,476,227
Shareholders’ equity
Share capital	15,576,995	32,651,067	48,228,062
Warrants to purchase common shares	2,386,457	—	2,386,457
Contributed surplus	6,010,883	19,630,060	25,640,943
Deficit	(18,950,125)	(54,941,998)	(73,892,123)

	5,024,210	—	2,363,339

	$12,702,995	$—	$12,702,995

	December 31, 2003
	Canadian	Reconciling	U.S.
	GAAP	items	GAAP
Assets
Current assets	$171,646	$—	$171,646
Pilot upgrader	2,675,349	—	2,675,349
Patents and technology rights	5,715,911	—	5,715,911
Office equipment	50,478	—	50,478

	$8,613,384	$—	$8,613,384

Liabilities and Shareholders’ Equity
Current liabilities	$580,572	$—	$580,572
Convertible debentures	2,768,741	—	2,768,741
Due to investors	225,117	—	225,117
Shareholders’ equity
Share capital	13,167,509	32,651,067	45,818,576
Warrants to purchase common shares	560,000	—	560,000
Contributed surplus	1,164,010	22,252,837	23,416,847
Deficit	(9,852,565)	(54,903,904)	(64,756,469)

	5,038,954	—	5,038,954

	$8,613,384	$—	$8,613,384

GENOIL INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

Changes in Non-Cash Working Capital

	2004	2003	2002
Accounts receivable	$—	$23,795	$841
GST receivable	(37,620)	40,949	(50,382)
Inventory	—	2,035	3,245
Accounts payable and accrued liabilities	687,712	(326,961)	(27,125)

	650,092	(260,182)	(73,421)

Plus: reduction of accounts payable and accrued liabilities on issuance of common shares	795,865	440,455	—

	$1,445,957	$180,273	$(73,421)

Description of Significant Differences

(a)	In 2004 for Canadian GAAP purposes (note 3) the Corporation retroactively adopted the fair value method of accounting for stock-based payments made to employees, officers and directors after January 1, 2002. A compensation cost has not been recorded in the Canadian GAAP loss for stock-based payments prior to 2002.

For U.S. GAAP, Genoil adopted the fair value method of accounting for stock-based payments made to employees, officers and directors after January 1, 1995. The Corporation has restated all prior periods presented and has elected not to restate prior periods in accordance with the provisions of FAS 148 “Accounting for Stock-Based Compensation”.

(b)	At December 31, 2000 warrant holders were entitled to purchase an aggregate of 23,000,000 shares at $.40 per share. During 2001 the exercise price of the warrants was reduced to $.10 per share and the expiry date was extended for one year. This re-pricing and extension results in a financing cost being recorded under U.S. GAAP.

During 2002 the expiry date on warrants to purchase 11,262,500 shares was extended to February 2004. This extension results in a financing cost being recorded under U.S. GAAP.

(c)	Under Canadian GAAP, the fair value of the holders’ conversion option on convertible debentures issued in December 2004, being $2,988,710, was recorded as a component of equity and is being expensed as a financing cost. Under U.S. GAAP, the fair value of the beneficial conversion option, being $322,000, is recorded as a component of equity, thereby reducing the convertible debenture financing costs.

(d)	A company controlled by an officer and director providing administrative services was not paid a fee for the services and certain officers were not paid salaries. Under U.S. GAAP, the value of these services is recognized as an expense with a corresponding addition to contributed surplus. The Corporation estimated the value of these services to be equal to the fair value of stock options granted to these officers. The fair value of the stock options granted was estimated using the Black-Scholes option-pricing model.

GENOIL INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(All amounts in Canadian dollars)

(e)	In 1998, the shareholders approved a $17,700,083 reduction in stated capital. As a result, the deficit and share capital were reduced by this amount. In 2001 the shareholders approved a reduction in stated capital. As a result, the deficit was reduced by $36,045,353 and contributed surplus and share capital were reduced by $21,094,369 and $14,950,984, respectively. The $17,700,083 and $36,045,353 elimination of deficits are not permitted under U.S. GAAP.

Accounting for Variable Interest Entities

In December 2003 the FASB issued Financial Interpretation 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”) requires the consolidation of certain entities that are controlled through financial interests (referred to as “variable interests”) of such interest absorb a majority of the entity’s expected losses, receive a majority of its expected residual returns, or both. Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of the entity’s assets or liabilities. The holder of the majority of an entity’s variable interests will be required to consolidate the variable interest entity. The application of FIN 46R has not resulted in the consolidation of any additional entities for the Corporation.

Share-based Payments

In December 2004 the FASB issued revised SFAS No. 123 (revised 2004) “Share-Based Payment” (“FAS123R”). FAS 123R requires that the cost resulting from all share-based transactions be recorded in the financial statements. FAS123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. FAS123R also establishes fair value as the measurement objective for transactions in which an entity acquires good or services from non-employees in share-based payments transactions. FAS123R replaces FASB Statement No. 123 “Accounting for Stock-Based Compensation”. The provisions of this statement will be effective for the Corporation beginning with its fiscal year ending 2006. The Corporation is currently evaluating the impact of FAS123R, but believes that it will not have a material impact on the Corporation’s financial position or results of operations.

Exhibit Index

Exhibit Number	Description
1.1*	Articles of Incorporation of Genoil Inc. dated April 1, 1996

1.2*	Articles of Amendment of Genoil Inc. dated June 27, 1996

1.3*	By-law No. 1 of Genoil Inc. as amended dated October 25, 2001

2	Stock Option Plan of Genoil Inc., as amended October 25, 2001, January 13, 2003, March 30, 2004 and June 3, 2005

4.1*	Sample Marketing Agreement

4.2	Note and Warrant Purchase Agreement dated December 23, 2004

4.3	Contract between Genoil Inc. and OAO Lukoil for Testing of heavy oil, which was announced on November 2, 2004

4.4	Hydrocracking Process Agreement Between Genoil Inc. and Silver Eagle Refining — Wood Cross Inc.

4.5	Amendment Agreement to Hydrocracking Process Agreement dated September 3, 2003

4.6	Letter of Intent between Genoil Inc. and Surge Global Energy, Inc. dated June 14, 2005

5*	List of patents held by Genoil Inc.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002